SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934

	(Amendment No. 29)

                       Woodward Governor Company
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                             980745 10 3
                            (CUSIP Number)

	Stephen P. Carter, 5001 North Second Street,
	Rockford, IL  61125-7001 (815 877-7441)
	(Name, Address and Telephone Number of
	Person Authorized to Receive Notices and Communications)

	                        August 31, 1997
	(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following
box    .

* The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980745 10 3

_______________________________________________________________________________
                    				                  |
1) Name of Reporting Persons S.S. or     	| WOODWARD GOVERNOR COMPANY
   I.R.S. Identification Nos. of Above    | Member Investment and Stock
   Persons                                | Ownership Plan
                                          | 36-1984010
                                          |
                                          |
 2) Check the Appropriate Box if a Member | (a)
    of a Group (See Instructions)         | (b) X
                                          |
                                          |
 3) SEC Use Only                          |
                                          |
                                          |
 4) Source of Funds (See Instructions)    | 00
                                          |
                                          |
 5) Check if Disclosure of Legal Proceed- |
    ings is Required Pursuant to Items    |
    2(d) or 2(e)                          |
                                          |
                                          |
 6) Citizenship or Place of Organization  | Rockford, Illinois
                                          |
                  |                       |
 Number of        | 7) Sole Voting Power  | 2,056,083
 Shares           |                       |
 Beneficially     |                       |
 Owned by Each    | 8) Shared Voting Power|
 Reporting Person |                       |
 With             |                       |
                  | 9) Sole Dispositive   | 2,056,083
                  |    Power              |
                  |                       |
                  |10) Shared Dispositive |
                  |    Power              |
                                          |
11) Aggregate Amount Beneficially Owned   | 2,056,083
    By Each Reporting Person              |
                                          |
                                          |
12) Check if the Aggregate Amount in Row  |
    (11) Excludes Certain Shares (See     |
    Instructions)                         |
                                          |
                                          |
13) Percent of Class Represented by Amount|
    in Row (11)                           | 18.0
                                          |
                                          |
14) Type of Reporting Person (See         | EP
    Instructions)                         |
                                          |

SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	AMENDMENT NUMBER 29 TO SCHEDULE 13D

	Filed pursuant to Rule 13d-1 as promulgated under Section 13(d) of the Securities Exchange Act of 1934 by the Securities and Exchange Commission. This amendment incorporates a restatement of Schedule 13D as amended through Amendment Number 28 and the following changes that have occurred since the last filing:

	Change in ownership of Company stock by the Woodward Stock Plan portion of the Woodward Governor Company Member Investment and
Stock Ownership Plan.

	A four for one stock split took place on February 7, 1997, to
holders of 	record at the close of business on January 23, 1997.

	Amendments to Exhibit A to reflect changes in Company executive officers and directors and changes to the Plan Administrative and Investment Committees.

	Exhibit B is the Woodward Governor Company Member Investment and Stock Ownership Plan as amended.

Item 1.	Security and Issuer.

	This statement relates to the Common Stock, $0.01563 par value, of Woodward Governor Company (the "Company"), 5001 North Second
Street, Rockford, Illinois 61125-7001, 11,446,966 shares of which are outstanding as of August 31, 1997.

	Information relating to executive officers of Woodward Governor Company as of August 31, 1997 is included in Exhibit A.

Item 2.	Identity and Background.

	This statement is being filed with respect to the Woodward Governor Company Member Investment and Stock Ownership Plan (the "Plan"), 5001 North Second Street, Rockford, Illinois 61125-7001, which is a profit sharing plan qualified under the provisions of
Section 401(a) of the Internal Revenue Code. The assets of the Plan are held by the Woodward Governor Company Profit Sharing Trust (the "Trust"), established by agreement between the Company and AMCORE Bank N.A. Rockford, of Rockford, Illinois (the Trustee"). The Plan has been in operation since 1952 and neither the Plan nor the Trust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws.

	The Woodward Stock Plan (the "Stock Plan") is incorporated as part of the Plan and is an employee stock ownership plan under Section
4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of
ERISA.

	Information as to members of the Investment Committee and Administrative Committee of the Plan and as to executive officers and directors of the Company is included in Exhibit A, hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

	The sources of funds for the Plan are annual contributions by the Company and earnings on or sales of the investments held by the Trust.

Item 4.	Purpose of Transaction.

	From time to time, the Trust has purchased shares of the Company's Common Stock ("Shares") in the over-the-counter market and in private transactions (See Item 5.) The Trust may continue to effect purchases of Shares in the over-the-counter market or in private transactions from time to time if and when opportunities arise which permit the Trust to make such purchases on terms which are deemed advisable.

	Purchases of Shares by the Trust are made for investment. The Plan and the Trust have provisions designed to enable the participants in the Plan (or their representatives) to control the voting of Shares held by the Trust and any sale, exchange, or other disposition of such Shares (See Item 6). Purchases of Shares by the Trust have the effect of increasing the percentage of outstanding Shares controlled by the Company's worker members (employees).

Item 5.	Interest in Securities of the Issuer.

		At August 31, 1997, the Plan owned 2,056,083 shares of Common Stock. This represents 18.0 percent of the total outstanding shares. In addition, there are shares held by related parties.
The Woodward Governor Company Charitable Trust owned 193,536 shares (1.7%) at August 31, 1997. Voting control of this stock is by an investment committee for the Charitable Trust. Mr. Vern
H. Cassens, former Senior Vice President and Chief Financial
Officer of the Company, is an Investment Committee member for the Charitable Trust and is also on the Investment Committee of the Plan.

Item 6.	Contracts, Arrangements or Understandings with Respect to
Securities of the Issuer.

	The Shares, like other securities owned by the Trust, are held for the benefit of the worker member participants in the Plan pursuant to the Woodward Governor Company Member Investment and
Stock Ownership Plan adopted September 30, 1952, as amended, and the related Woodward Governor Company Profit Sharing Trust dated
September 30, 1952, as amended. There are no other contracts, arrangements, or understandings of the kind required to be disclosed by Item 6 of Schedule 13D.

Item 7. 	Material to be Filed as Exhibits.

	Exhibit A - Investment Committee and Administrative Committee members of the Woodward Governor Company Member Investment and
Stock Ownership  Plan, Directors and Executive Officers of
Woodward Governor Company;

	Exhibit B - Woodward Governor Company Member Investment and Stock Ownership Plan, as amended;

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


	Woodward Governor Company Profit Sharing Trust



          	Signature

 Stephen P. Carter
	Vice President, Chief Financial Officer and Treasurer
	Woodward Governor Company

	_10-14-97______________________________
	Date

	Exhibits to Schedule 13D



Exhibit A -	Investment Committee and Administrative
		Committee members of the Woodward
		Governor Company Member Investment
		and Stock Ownership Plan, Directors
		and Executive Officers of Woodward
		Governor Company

Exhibit B -	Woodward Governor Company Member
		Investment and Stock Ownership Plan,
		as amended.

	EXHIBIT A

Investment Committee

The purchase of securities by the Plan is at the discretion of the Investment Committee of the Plan. None of the Committee members has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws. No committee member has purchased or sold any Company stock within the last 60 days. All members are citizens of the United States. Certain information as to the present members of the Investment Committee is as follows [(a) name, (b) business address, (c) present employment and relationship with Woodward Governor Company, (d) principal occupations for the past 5 years, (e) shares of Company stock owned at date hereof]:


Investment Committee Member

(a)	J. Peter Jeffrey
(b)	12035 Douglas Street
	Omaha, NE  68154

(c)	Retired Vice President of Development
	Father Flanagans Boy's Home

	Director of Woodward Governor Company (1981 through present)

(d)	Prior to retiring in December, 1995 held an executive management position with Father Flanagans Boy's Home since February 1993.

(e)	Shares:  6,524


Investment Committee Member

(a)	Vern H. Cassens
(b)	Woodward Governor Company
	5001 North Second Street
	Rockford, Illinois 61125-7001

(c)	Retired Senior Vice President, Chief Financial Officer and
    Director Woodward Governor Company

(d)	Prior to retiring in January, 1997 employed by the Woodward
    Governor Company in management positions.

(e)	Shares:  as noted below

	Vern H. Cassens is one of two trustees of the Casler Foundation organized under Section 501(a)(3) of the Internal Revenue Code.
This trust holds 1,500 shares of Company stock. Mr. Cassens has no income or remainder rights under this trust. Mr. Cassens also disclaims beneficial ownership of the shares under this trust.

	Vern H. Cassens is one of three trustees of the Gilbert-Avery Foundation organized under Section 501(a)(3) of the Internal
Revenue Code.  This trust holds 3,576 shares of Company stock.
Mr. Cassens has no income or remainder rights under this trust.
Mr. Cassens also disclaims beneficial ownership of the shares under this trust.

	Vern H. Cassens is the sole trustee of the Lavern H. Cassens Trust dated May 14, 1997. This trust holds 7,252 shares of the company's stock.

	N. Jean Cassens, wife, is sole trustee of the N. Jean Cassens trust dated May 14, 1997. This trust holds 16,000 shares of
	the company's 	stock.

Investment Committee Member

(a)	Mark E. Leum
(b)	Woodward Governor Company
	5001 North Second Street
	Rockford, Illinois 61125-7001

(c)	Retired Vice Chairman of the Board and Director
   	Woodward Governor Company

(d)	Prior to retiring in January 1993, employed by Woodward Governor
	   Company in management positions.

(e)	Shares:  8,002

	In addition, Lois G. Leum, wife, is the beneficial owner of 8,000 shares.

Investment Committee Member

(a)	Jay Evans
(b)	Amcore Financial, Inc.
	501 Seventh Street
	Rockford, IL  61104

(c)	President and Chief Investment Officer
	   Amcore Capital Management, Inc.

	Member of the Woodward Governor Company Investment Committee since June 22, 1994

(d)	During the past five years, employed by Amcore Financial in the
	   following capacities:

	1990 through 1992:
		 Senior Vice President and Manager of Investments for Amcore Bank, N.A., Rockford
	1992 through present:
		 President and Chief Investment Officer of Amcore Capital
		 Management, Inc.

(e)	Shares:  0

Administrative Committee

The Administrative Committee of the Plan has the power to direct the trustee as to the manner of exercising voting rights with respect to the Company stock held by the Plan. Since the power of the Committee is limited to voting power, all members disclaim beneficial ownership in the stock held by the Plan. As far as the Company knows, none of the committee members has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws. As far as the Company knows, no Committee member has purchased or sold any Company stock within the last 60 days. All members are citizens of the United States and are employed by Woodward Governor Company. Certain information as to the present members of the Administrative Committee is as follows [(a) name, (b) shares of Company stock owned at date hereof]:



Administrative Committee Members

 1.	(a)	Jean Busjahn
   	(b) Shares:	5,500

 2.	(a)	Karen Brown
 	(b) 	Shares:	592

 3.	(a)	Rocky Garst
 	(b) 	Shares:	2148

 4.	(a)	Wayne Johnson
	(b) 	Shares:	7,272

 5.	(a)	Jeff Huber
	(b)	Shares:  612

 6.	(a)	Mike Matheson
	(b)	Shares:  2,500

 7.	(a)	Michael Reitmeir
	(b)	Shares:	2,044

 8.	(a)	Al Santos
	(b)	Shares:  1,248

9.	(a)	Leroy Shaffer
	(b)	Shares:  1,188

10.	(a)	Roger Smit
	(b)	Shares:	1,248

11.	(a)	Donna J. Spires
	(b)	Shares:	3,584

12.	(a)	Rita Versendaal
	(b)	Shares:	340

Directors and Executive Officers

Without conceding that such information is required to be included in
Schedule 13D, certain information as to the present executive officers and directors of the Company is submitted. None of the executive officers and directors has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would result in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws. No executive officer or director has purchased or sold any Company stock within the last 60 days. All executive officers and directors are citizens of the United States. Certain information as to the executive officers and directors is as follows [(a) name, (b) business address, (c) present position, (d) principal occupation for the past five years, (e) shares of Company stock owned at date hereof]:



Chairman of the Board, Chief Executive Officer and Director

(a)	John A. Halbrook
(b)	Woodward Governor Company
	5001 North Second Street
	Rockford, Illinois 61125-7001

(c)	Chairman of the Board, Chief Executive Officer and Director
	Woodward Governor Company

(d)	During the past five years, employed by the Woodward Governor
	Company in management positions.

(e)	Shares 9,084


Director

(a)	Mark E. Leum  (See Investment Committee)

Director

(a)	Vern H. Cassens (See Investment Committee)
    Vice President, Chief Financial Officer and Treasurer

(a)	Stephen P. Carter
(b)	Woodward Governor Company
	5001 North Second Street
	Rockford, Illinois 61125-7001

(c)	Vice President, Chief Financial Officer and Tresurer
	Woodward Governor Company

(d)	During the past five years employed by the Woodward Governor
    Company in management positions.

(e)  	Shares:  1,292

Vice President

(a)	Charles F. Kovac
(b)	Woodward Governor Company
	1000 East Drake Street
	Fort Collins, CO  80522-1519

(c)	Vice President - Industrial Controls
	Woodward Governor Company

(d)	During the past five years employed by the Woodward Governor
    Company in management positions.

(e)	Shares:  1,128

Vice President

(a)	C. Phillip Turner
(b)	Woodward Governor Company
	5001 North Second Street
	Rockford, Illinois 61125-7001

(c)	Vice President - Aircraft Controls Group
   	Woodward Governor Company

(d)	During the past five years, employed by the Woodward Governor
    Company in management positions.

(e)	Shares:  24,776


Corporate Secretary

(a)	Carol J. Manning
(b)	Woodward Governor Company
	5001 North Second Street
	Rockford, Illinois  61125-7001

(c)	Corporate Secretary
   	Woodward Governor Company

(d)	During the past five years, employed by Woodward Governor Company in the following capacities:

	June 1991 through present:
	  Corporate Secretary

(e)	Shares: 5,324

	In addition, David W. Manning, husband, is the beneficial owner of an IRA account with 1,352 shares.

Director

(a)	J. Grant Beadle
(b)	1432 Scott Ave.
	Winnetka, Illinois  60093

(c)	Retired Chairman of the Board and Chief Executive Officer
   	Union Special Corporation

	Director of Woodward Governor Company (May 1988 through present)

(d)	Prior to retiring in May, 1991 was Chairman of the Board and Chief
    Executive Officer of Union Special Corporation

(e)	Shares:  5,956

Director

(a)	Thomas W. Heenan
(b)	Chapman and Cutler
	111 W. Monroe Street
	Chicago, Illinois  60603

(c)	Retired Partner, Chapman and Cutler Law Firm

	Director of Woodward Governor Company
	(January 1986 through present)

(d)	Prior to retiring in February, 1996 employed as partner in
   	Chapman and Cutler Law Firm, Chicago, Illinois

(e)	Shares:  as noted below

	The Jessie W. Hamilton Trust dated September 11, 1970, as amended (trust established by the deceased mother of Thomas W. Heenan of which Thomas W. Heenan is one of two trustees) 8,000 Shares

	The Charles Hamilton Heenan Trust dated May 28, 1974 (trust established for the benefit of son of Thomas W. Heenan of which Thomas W. Heenan is one of two trustees) 800 Shares

	The Lydia Baldwin Heenan Trust dated February 16, 1977, (trust established for the benefit of daughter of Thomas W. Heenan of which Thomas W. Heenan is one of two trustees) 800 Shares

	Chapman and Cutler Retirement Trust for the benefit of Thomas W. Heenan (Thomas W. Heenan has sole investment authority) 4,000
 Shares

	Thomas W. Heenan has sole investment authority of 5,236 shares.

Director

(a)	J. Peter Jeffrey (See Investment Committee)

Director

(a)	Lawrence E. Gloyd
(b)	Clarcor
	2323 Sixth Street
	Rockford, IL  61104

(c)	Chairman and Chief Executive Officer
   	Clarcor

	Director Woodward Governor Company (June 1994 through present)

(d)	During the past five years, employed by Clarcor in the following capacities:

	March 1991 through June 30, 1995:
	  Chairman, President and Chief Executive Officer
	June 1995 through Present:
	  Chairman and Chief Executive Officer

(e)	Shares:  6,092

Director

(a)	Carl J. Dargene
(b)	AMCORE Financial, Inc.
	501 Seventh Street
	Rockford, Illinois  61104

(c)	Chairman of the Board
	AMCORE Financial, Inc.

	Director of Woodward Governor Company (1990 through 	present)

(d)	During the past five years, employed by AMCORE Financial, Inc. in the following capacities:

	February, 1986 - January, 1996:
	  President and Chief Executive Officer
	January, 1996 through Present:
	  Chairman of the Board

(e)	Shares:  8,436

Director

(a)	Michael T. Yonker
(b)	Portec, Inc.
	100 Field Drive; Suite 120
	Lake Forest, IL  60045

(c)	President and CEO
	Portec, Inc.

	Director Woodward Governor Company
	(1993 through present)

(d)	During the past five years, employed as President & CEO at
    	Portec, Inc., Lake Forest, Illinois

(e)	Shares:  6,036

January 4, 1996





WOODWARD GOVERNOR COMPANY
MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN


(As Amended and Restated
Effective as of January 1, 1996)



Chapman and Cutler
Chicago, Illinois

TABLE OF CONTENTS
Page
SECTION 1	GENERAL	1
Section 1.1.	History, Purpose and Effective Date	1
Section 1.2.	Related Companies	2
Section 1.3.	Plan Administration, Trust Agreement	2
Section 1.4.	Plan Year	3
Section 1.5.	Applicable Laws	3
Section 1.6.	Gender and Number	3
Section 1.7.	Notices	3
Section 1.8.	Evidence	3
Section 1.9.	Action by the Company	3
Section 1.10.	Reversion to the Company	3
Section 1.11.	Prior Elections	3
Section 1.12.	Restrictions on Participant Elections	4
SECTION 2	PARTICIPATION	4
Section 2.1.	Participation	4
Section 2.2.	Participation upon Reemployment	4
Section 2.3.	Participation Not Contract of Employment	5
SECTION 3	SERVICE	5
Section 3.1.	Year of Service	5
Section 3.2.	Hour of Service	6
Section 3.3.	One-Year Break-in-Service	7
Section 3.4.	Leased Worker Members	7
SECTION 4	PAYROLL DEFERRALS	8
Section 4.1.	Payroll Deferrals	8
Section 4.2.	Eligible Biweekly Pay Adjustments and
Payment of Payroll Deferrals	9

Section 4.3.	Election to Vary, Suspend or Change Tax
Treatment of Payroll Deferrals	9
SECTION 5	CONTRIBUTIONS	9
Section 5.1.	Payroll Deferral Contributions	9
Section 5.2.	Profit Sharing Contributions	9
Section 5.3.	Cash Profit Sharing Contributions	10
Section 5.4.	Company Matching Contributions	10
Section 5.5.	Company Contribution Limitation	10
Section 5.6.	Treatment as Deferral Contribution	11
SECTION 6	ROLLOVERS AND TRANSFERS FROM RELATED PLANS	11
Section 6.1.	Rollover Contributions	11
Section 6.2.	Transfers from Other Plans	11
Section 6.3.	Interest in Plan	12
Section 6.4.	Direct Rollovers	12
Section 6.5.	Definitions	12
SECTION 7	PARTICIPANT ACCOUNTS	13
SECTION 8	INVESTMENT FUNDS UNDER THE MEMBER INVESTMENT PLAN	13
Section 8.1	Investment Accounts	13
Section 8.2.	Investment Directions and Transfers
Between Investment Funds	14
Section 8.3.	Statement of Accounts	15
SECTION 9	WOODWARD STOCK PLAN	15
Section 9.1.	Establishment of Woodward Stock Plan	15
Section 9.2.	Dividends on Allocated Company Stock	16
Section 9.3.	Acquisitions Loans	16
Section 9.4.	Transfer from the Woodward Stock Plan	18
Section 9.5	Fair Market Value	19

SECTION 10	LIMITATIONS ON COMPENSATION, CONTRIBUTIONS AND
ALLOCATIONS	19
Section 10.1.	Compensation	19
Section 10.2.	Limitations on Annual Additions	20
Section 10.3.	Combined Plan Limitation	22
Section 10.4.	Reduction of Contribution Rates	22
Section 10.5.	Excess Annual Additions	22
Section 10.6.	Limitations under Section 402(g) of the
Code	23
Section 10.7.	Disposition of Excess Elective Deferrals	23
Section 10.8.	Limitations under Section 401(k)(3) of
the Code	23
Section 10.9.	Disposition of Excess Deferral
Contributions	25
Section 10.10.	Highly Compensated Worker Member	25
Section 10.11.	Limitations under Code Section 401(m)(2)	26
Section 10.12.	Disposition of Excess Matching
Contributions	28
Section 10.13.	Multiple Use of Alternative Limitation	28
SECTION 11	PRE-TERMINATION WITHDRAWALS AND LOANS	29
Section 11.1.	Pre-Termination Withdrawals	29
Section 11.2.	Hardship	30
Section 11.3.	Loans to Participants	31
SECTION 12	DISTRIBUTION ON TERMINATION	33
Section 12.1.	Vesting of Account Balances	33
Section 12.2.	Distribution Date	33
Section 12.3.	Limits on Commencement and Duration of
Distributions	34
Section 12.4.	Form of Distribution on Termination of
Employment	35
Section 12.5.	Distributions to Persons under
Disability	36
Section 12.6.	Interests Not Transferable	37
Section 12.7.	Absence of Guaranty	37
Section 12.8.	Designation of Beneficiary	37
Section 12.9.	Missing Recipients	38
Section 12.10.	Put Option	39
SECTION 13	VOTING OF COMPANY STOCK	40

SECTION 14	THE ADMINISTRATIVE COMMITTEE	41
Section 14.1.	Membership	41
Section 14.2.	Majority Action	43
Section 14.3.	Rights, Powers and Duties	43
Section 14.4.	Application of Rules	44
Section 14.5.	Remuneration and Expenses	44
Section 14.6.	Indemnification of the Committee	44
Section 14.7.	Exercise of Committee's Duties	44
Section 14.8.	Information to Be Furnished to Committee	45
Section 14.9.	Resignation or Removal of Committee
Member	45
Section 14.10.	Appointment of Successor Committee
Members	45
SECTION 15	THE INVESTMENT COMMITTEE	46
Section 15.1.	Establishment of Investment Committee	46
Section 15.2.	Majority Action	46
Section 15.3.	Powers of the Investment Committee	46
Section 15.4.	Duties of the Investment Committee	47
SECTION 16	FREQUENTLY USED DEFINITIONS	47
SECTION 17	AMENDMENT AND TERMINATION	54
Section 17.1.	Amendment	54
Section 17.2.	Termination	54
Section 17.3.	Merger and Consolidation of Plan,
Transfer of Plan Assets	55
Section 17.4.	Notice of Amendment, Termination or
Partial Termination	55
Section 17.5.	Vesting and Distribution on Termination
and Partial Termination	55
Section 17.6.	Limitation on Right to Amend	56
Signature	56

SUPPLEMENT A -	Top-Heavy Status

WOODWARD GOVERNOR COMPANY
MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN
(As Amended and Restated Effective as of January 1, 1996)
SECTION 1

GENERAL
	Section 1.1.	History, Purpose and Effective Date.  The Woodward
Governor Company Deferred Profit Sharing Plan which, effective January
1, 1996, has been renamed the Woodward Governor Company Member
Investment and Stock Ownership Plan (the "Plan"), was first established by Woodward Governor Company (the "Company") effective as of
September 30, 1952. The following provisions constitute an amendment, restatement and continuation of the Plan as in effect immediately prior to May 1, 1995, the "Effective Date" of the Plan (unless otherwise indicated), as set forth herein. The Plan consists of a profit sharing plan and cash or deferred arrangement ("Member Investment Plan") which is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and an employee stock ownership plan ("Woodward Stock Plan") which is intended to qualify under sections 401(a) and 4975(e)(7) of the Code. The assets of the Woodward Stock Plan shall be invested primarily in shares of common stock of the Company which qualify as "employer securities" within the meaning of section 409(1) of the Code. The purpose of the Plan is to promote the mutual interests of the Company, its shareholders, and its eligible Worker Members (i) by providing such Worker Members with a systematic savings program to supplement their retirement incomes, and an opportunity to acquire an equity interest in the Company and to exercise shareholder rights with respect thereto, (ii) by causing the Plan to be a long-term investor in common stock of the Company, and
(iii) by providing the Company and its eligible Worker Members with the tax benefits and other benefits provided under applicable laws to employee stock ownership plans. The provisions of the Plan as applied to any group of Worker Members, with the consent of the Company, may be modified or supplemented from time to time by the adoption of one or more Supplements. Each such Supplement shall form a part of the Plan as of the Supplement's effective date.

	Section 1.2.	Related Companies.  The term "Related Company" means
any corporation or trade or business during any period that it is, along with the Company, a member of a controlled group of corporations or a controlled group of trades or businesses (as described in sections
414(b) and 414,
respectively, of the Code) and, if so designated by the Company, any other corporation during any period that 50% or more of its voting stock is owned directly or indirectly by the Company.

	Section 1.3.	Plan Administration, Trust Agreement.  The authority
to administer the Plan shall continue to be vested in the Company and the Administrative Committee ("Committee") described in Section 14. The authority to control the investment policies under the Plan shall be vested in the Investment Committee described in Section 15. The Company shall be the Administrator of the Plan, and shall have the rights, duties and obligations of an "administrator" as that term is defined in section 3(16)(A) of the Employee Retirement Income Security Act of 1974 ("ERISA"), of a "plan administrator" as that term is defined in section 414(g) of the Code and shall be the "named fiduciaries" (as described in section 402 of ERISA). Each of the Administrative Committee, the Investment Committee and the Company shall have discretionary authority to determine eligibility for benefits or to construe the Plan's terms; provided, however, that the scope of each Committee's authority shall be determined by the Company. All contributions made under the Plan will be held, managed and controlled by one or more trustees (the "Trustee") acting under one or more trusts (the "Trust") which form a part of the Plan and, to the extent provided by the Investment Committee, by one or more investment managers. The terms of each Trust shall be set forth in a Trust Agreement between the Trustee and the Company. Copies of the Trust Agreement and the Plan are on file at the principal offices of the Company, where they may be examined by any Worker Member of the Company who is eligible to participate in the Plan. The provisions of and benefits under the Plan are subject to the terms and provisions of the Trust Agreement.

	Section 1.4.	Plan Year.  For periods prior to October 1, 1995,
the term "Plan Year" means the 12-month period beginning on each October 1 and ending on each September 30. For periods after September 30, 1995, the term "Plan Year" means the period beginning on October 1, 1995 and ending on December 31, 1995, and thereafter, the 12-month period beginning on each January 1 and ending on the following
December 31.

	Section 1.5.	Applicable Laws.  The Plan shall be construed and
administered according to the internal laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States of America.

	Section 1.6.	Gender and Number.  Where the context admits, words
in any gender shall include all other genders, words in the singular shall include the plural and the plural shall include the singular.

	Section 1.7.	Notices.  Except as otherwise provided, any notice
or document required to be filed with any committee under the Plan will be properly filed if delivered or mailed by registered mail, postage prepaid, to such committee, in care of the Company either at its principal business offices or, if filed in person, at the payroll, member benefits, personnel or other office, as designated by the Company. Any notice required under the Plan may be waived by the person entitled to notice.

	Section 1.8.	Evidence.  Evidence required of anyone under the
Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper parties.

	Section 1.9.	Action by the Company.  Any action required or
permitted to be taken by the Company under the Plan shall be by resolution of its Board of Directors or by a person or persons authorized by resolution of its Board of Directors.

	Section 1.10.	Reversion to the Company.  Except as otherwise
specifically provided by the provisions of the Trust, no part of the corpus or income of the Trust Fund shall revert to the Company or be used for, or diverted to, purposes other than for the exclusive benefit of Participants and other persons entitled to benefits under the Plan.

	Section 1.11.	Prior Elections. Except to the extent otherwise
provided, all elections and designations in effect under the Plan immediately prior to the Effective Date shall continue in effect thereafter until changed by the person making the election.

	Section 1.12.	Restrictions on Participant Elections.  Any election
by a Participant under the Plan to vary or suspend Payroll Deferrals or Profit Sharing Deferrals, to make transfers to or from the Plan or any Investment Fund under the Plan or to make a withdrawal or receive a loan or distribution shall be subject to such limitations (and the effective date of the elections shall be subject to such deferrals) as may be reasonably required from time to time with respect to the administration of the Plan.

SECTION 2

PARTICIPATION
	Section 2.1.	Participation.  Each Worker Member of the Company
who was a Participant under the Plan immediately prior to the Effective Date shall continue as such on and after that date, subject to the conditions and limitations of the Plan. As of the Effective Date each Worker Member, including Worker Members hired on a part-time basis, shall become a Participant in the Plan upon completion of ninety days of service.

Notwithstanding the above, Worker Members employed as Recruits in the Woodward Governor Company Recruit Program or as regular part-time workers in the Irl C. Martin Academy of Industrial Science, and any Worker Members who reside outside the United States and are not United States citizens shall not be eligible to participate in the Plan unless otherwise permitted by the Company.

	Section 2.2.	Participation upon Reemployment.  A Participant
whose employment terminates and who is subsequently reemployed shall re-enter the Plan as a Participant on the date of his reemployment. In the event that a Worker Member completes the eligibility requirements set forth in subsection 2.1 above, his employment terminates prior to becoming a Participant and he is subsequently reemployed, such Worker Member shall be deemed to have met said eligibility requirements as of the date of his reemployment and shall become a Participant on the date of his reemployment; provided, however, that if he is reemployed prior to the date he would have become a Participant if his employment had not terminated, he shall become a Participant as of the date he would have become a Participant if his employment had not terminated. Any other Worker Member whose employment terminates and who is subsequently reemployed shall become a Participant in accordance with the provisions of said subsection 2.1. Notwithstanding the foregoing, a Worker Member who terminated service on or before September 30, 1976 shall not receive credit for any prior service under the Plan and shall be treated as a new Worker Member.

	Section 2.3.	Participation Not Contract of Employment.  The Plan
does not constitute a contract of employment, and participation in the Plan will not give any Worker Member the right to be retained in the employ of the Company or a Related Company nor any right or claim to any benefit under the terms of the Plan unless such right or claim is specifically accrued under the terms of the Plan.

SECTION 3
SERVICE
Section 3.1.	Year of Service.  The term "Year of Service" means, with
respect to any Worker Member or Participant, any Plan Year during which he completes at least 1,000 Hours of Service (as defined in subsection
3.2 below); provided that the twelve-consecutive-month period commencing on the date on which the Worker Member first completes an Hour of Service shall be deemed to be a Year of Service if he completes at least 1,000 Hours of Service during such twelve-consecutive-month period. Notwithstanding the above, a Worker Member in the Woodward Governor Recruit Program shall receive credit for one Year of Service if he completes at least 250 Hours of Service and not more than 999 Hours of Service in each of four Plan Years. A Worker Member who is a student in the Irl C. Martin Academy of Industrial Science for a period of six months or more during any Plan Year (or during his first twelve months of employment and successive periods commencing on the anniversary of the date he was hired) shall receive credit for a Year of Service if he did not otherwise receive credit during such period.

Notwithstanding any other provisions of this Section 3.1, a Worker Member or Participant shall be credited with one year of Service for the Plan Year ending December 31, 1995 if he shall have completed 1,000-hours of service during the twelve-consecutive month period ending on December 31, 1995.

Section 3.2.	Hour of Service.  The term "Hour of Service" means, with
respect to any Worker Member or Participant, each hour for which he is paid or entitled to payment for the performance of duties for the Company or a Related Company or for which back pay, irrespective of mitigation of damages, has been awarded to the Worker Member or Participant or agreed to by the Company or a Related Company, subject to the following:

(a)	A Worker Member or Participant shall be credited with 8 Hours of Service per day (to a maximum of 40 Hours of Service per week) for any period during which he performs no duties for the Company or a Related Company (irrespective of whether the employment relationship has terminated) by reason of a vacation, holiday, illness, incapacity (including disability), layoff, jury duty, military duty or leave of absence but for which he is directly or indirectly paid or entitled to payment by the Company or a Related Company; provided, however, that a Worker Member or Participant shall not be credited with more than 501 Hours of Service under this paragraph (a) for any single continuous period during which he performs no duties for the Company or a Related Company.
Payments considered for purposes of the foregoing sentence shall include payments unrelated to the length of the period during which no duties are performed but shall not include payments made solely as reimbursement for medically related expenses or solely for the purpose of complying with the applicable workmen's compensation, unemployment compensation or disability insurance laws.

(b)	Solely for purposes of determining whether a Worker Member or
Participant has incurred a One-Year Break-in-Service (as defined in subsection 3.3), the Worker Member or Participant shall be credited, to the extent not otherwise credited in accordance with the foregoing provisions of this subsection 3.2, with 8 Hours of Service for each day (to a maximum of 40 Hours of Service for each calendar week) for any period during which a Worker Member is absent from active employment with the Company or Related Company by reason of the Worker Member's pregnancy, the birth of a child of the Worker Member, or the placement of a child with the Worker Member in connection with the Worker Member's adoption of such child, and, in each case, the care of such child immediately after its birth or placement; provided that in no event shall more than 501 Hours of Service be credited under this paragraph (b). Hours of Service credited in accordance with the foregoing sentence shall be credited for the Plan Year during which the absence begins to the extent that such crediting would prevent the Worker Member from incurring a One-Year Break-in-Service during that year and, in each other case, shall be credited in the immediately following Plan Year.

(c)	Solely for purposes of determining whether he has incurred a
One-Year Break-in-Service, a Worker Member or Participant shall be credited, to the extent not credited in accordance with the foregoing provisions of this subsection 3.2, with 8 Hours of Service per day (to a maximum of 40 Hours of Service per week) that he is absent from active employment with the Company or a Related Company by reason of a leave of absence approved or granted by the Company or the Related Company in accordance with rules uniformly applied by it.

	Section 3.3.	One-Year Break-in-Service.  The term "One-Year
Break-in-Service" means, with respect to any Worker Member or Participant, any Plan Year during which he completes less than 501 Hours of Service. Notwithstanding any other provisions of the Plan, a Worker Member or Participant shall not incur any One Year Break in Service during the period beginning October 1, 1995 and ending December 31, 1995 if the Worker Member or Participant completes more than 125 Hours of Service during such period, but will incur a One Year Break in Service for that period if he completes less than 125 Hours of Service during such period.

	Section 3.4.	Leased Worker Members.  If, pursuant to one or more
agreements between the Company or a Related Company and one or more leasing organizations (within the meaning of section 414(n) of the Code); a person provides services to the Company or Related Company, in a capacity other than as a Worker Member, on a substantially full-time basis for a period of at least one year, and such services are of a type historically performed by Worker Members in the business field of the Company or Related Company, such person shall be a "Leased Worker
Member." Leased Worker Members shall not be eligible to participate in this Plan or in any other plan maintained by the Company or Related
Company which is qualified under section 401(a) of the Code. A Leased Worker Member shall be treated as if the services performed by him in such capacity (including service performed during such initial one-year period) were performed by him as a Worker Member of a Related Company which has not adopted the Plan; provided, however, that no such service shall be credited:

(a)	for any period during which less than 20% of the work force of the Company and the Related Companies consists of Leased Worker Members and the Leased Worker Member is a participant in a money purchase pension plan maintained by the leasing organization which
(i) provides for a nonintegrated employer contribution of at least
10 percent of compensation, (ii) provides for full and immediate vesting, and (iii) covers all employees of the leasing organization (beginning with the date they become employees), other than those employees excluded under section 414(n)(5) of the Code; or

(b)	for any other period unless the Leased Worker Member provides satisfactory evidence to the Company or Related Company that he meets all of the conditions of this subsection 3.4 and applicable law required for treatment as a Leased Worker Member.

SECTION 4
PAYROLL DEFERRALS
	Section 4.1.	Payroll Deferrals.  A Participant may authorize
deferrals for any payroll period of not less than 1% of his Eligible Biweekly Pay nor more than an amount as determined each Plan Year by the Committee (in all cases in multiples of 1%). Payroll Deferral authorizations may be made at such times and in such manner as the Committee may determine. To the extent that it is necessary or appropriate in order to conform the operations of the Plan to the limitations set forth in Section 10, uniform limitations on Payroll Deferrals may be established from time to time, and, in accordance with such limitations, any Payroll Deferral authorized by a Participant may be reduced.

	Section 4.2.	Eligible Biweekly Pay Adjustments and Payment of
Payroll Deferrals. A Participant's Eligible Biweekly Pay shall be reduced by the amount, if any, of his Payroll Deferrals for that period and the Company shall deposit that amount in the Plan in accordance with subsection 5.1.

	Section 4.3.	Election to Vary, Suspend or Change Tax Treatment of
Payroll Deferrals. Subject to such conditions, requirements and limitations as may be established from time to time, a Participant may elect to vary within the limits set forth in subsection 4.1 or to suspend Payroll Deferrals. Any modification or suspension of Payroll Deferrals shall be effective the first day of the first full pay period following the execution of such modification or on such other date as may be selected by the Company.

SECTION 5
CONTRIBUTIONS
	Section 5.1.	Payroll Deferral Contributions.  Subject to the
provisions of Section 10, as soon as practicable, the Company shall deposit with the Trustee on behalf of each of its Participants, an amount equal to the amount of the Participant's Payroll Deferrals for each payroll period, which amount shall be credited to the member investment portion of the Plan in accordance with Section 8 below.

	Section 5.2.	Profit Sharing Contributions.  The Company may
contribute for each Fiscal Year such amount as it shall determine from time to time ("Profit Sharing Contribution"). The types of Profit Sharing Contributions under the Plan shall be Cash Profit Sharing Contributions (the term "Cash Profit Sharing Contribution" shall include incentive compensation for all purposes of the Plan) and Company Matching Contributions (each as more fully described below). All Profit Sharing Contributions shall be remitted by the Company either during the Fiscal Year or as soon as practicable following the close of the Fiscal Year, and in no event later than the time prescribed by law (including extensions thereof) for filing the Company's Federal income tax return for its taxable year.

	Section 5.3.	Cash Profit Sharing Contributions.  A Participant
will be eligible to defer his share of the Company's Cash Profit Sharing Contribution for the Fiscal Year, if any. Prior to the payment of the Cash Profit Sharing Contribution, which will be made by the Company as soon as practical after the end of the Fiscal Year, a Participant may make an irrevocable election to have the Company pay to the Trustee an amount equal to not less than ten percent (10%) and not more than one hundred percent (100%) (in 10% increments) of his share of the Cash Profit Sharing Contribution for the Fiscal Year. If a Participant elects to pay to the Trustee one hundred percent (100%) of the Cash Profit Sharing Contribution, such amount will be reduced by the amount necessary to cover any social security taxes and any Federal or state income taxes thereon. The amount of the Participant's Cash Profit Sharing Contribution, which the Participant does not defer, will be paid to the Participant in cash. The portion of the Cash Profit Sharing Contributions which the Participant elects to defer will be credited to the member investment portion of the Plan in accordance with Section 8 below.

	Section 5.4.	Company Matching Contributions.  Subject to the
provisions of Section 10, as soon as practicable, the Company shall deposit with the Trustee on behalf of each of its Participants a Company Matching Contribution equal to fifty percent (50%) of the Participant's Payroll Deferrals made pursuant to Section 4.1 above (excluding Payroll Deferrals in excess of six percent (6%) of the Participant's Eligible Biweekly Pay). The Company Matching Contribution shall be credited to the member investment portion of the Plan in accordance with Section 8 below and shall be invested in the same proportion that the Participant's Payroll Deferrals are invested.

	Section 5.5.	Company Contribution Limitation.  The contributions
made by the Company for any Plan Year to this Plan and the Woodward Governor Company Retirement Income Plan shall not exceed the lesser of
(a) and (b) where (a) is the amount which would be required to be contributed hereunder so that after such contribution is made to this Plan and any other plan maintained by the Company or a Related Company, deducted from Net Profit, and all applicable income taxes are computed with respect to, and deducted from such reduced Net Profit, the Net
Profit which remains would equal five percent (5%) of the "net worth" of the Company (such "net worth" to be determined as of the Fiscal Year next preceding the Plan Year with respect to which the contributions are to be made and shall be the dollar amount as shown on the Company's balance sheet as published in its annual report to stockholders and Worker Members), and (b) is the maximum amount of contributions which are deductible from gross income for the Fiscal Year of reference for Federal income tax purposes. Notwithstanding the foregoing, so long as any Acquisition Loan, as defined in subsection 9.3 hereof, remains outstanding, the Company will make contributions to the Plan which, together with dividends paid with respect to Company Stock held in the

Plan, are sufficient to enable the Trust to make the payments, prepayments and other amounts due and payable under such Acquisition Loan.

	Section 5.6.	Treatment as Deferral Contribution.  The Cash Profit
Sharing Contribution that a Participant elects to defer and Payroll Deferrals shall both be treated as and collectively referred to as either "Deferral Contributions" or "Deferrals."

SECTION 6
ROLLOVERS AND TRANSFERS FROM RELATED PLANS
	Section 6.1.	Rollover Contributions.  A Worker Member may make a
Rollover Contribution (as defined below) to the Plan.  The term
"Rollover Contribution" means a rollover contribution of a distribution which, under the applicable provisions of the Code, is permitted to be rolled over to an eligible retirement plan. In no event shall a Worker Member be permitted to make a rollover contribution of any amounts previously contributed to another plan by the Worker Member on an after-tax basis or any amounts which were received by the Worker Member from a qualified plan subject to sections 401(a)(11) and 417 of the Code. Such rollover contribution shall be allocated to the Investment Funds under the Member Investment Plan in 10% multiples as the Worker Member directs.

	Section 6.2.	Transfers from Other Plans.  Subject to the approval
of the Company, any Worker Member who becomes a Worker Member of the Company by reason of a transfer from any Related Company may elect to have the Plan accept a transfer of his fully vested interest under any Related Plan (as defined below), in accordance with the provisions of that plan. Any such transferred amount shall be allocated to the Investment Funds under the Member Investment Plan as the Worker Member directs. The term "Related Plan" means any defined contribution plan maintained by the Company or Related Company, qualified under section
401(a) of the Code and not subject to sections 401(a)(11) and 417 of the Code.

	Section 6.3.	Interest in Plan.  Upon such rollover or transfer by
a Worker Member who is otherwise eligible to participate in the Plan, but who has not yet completed the participation requirements of Section
2, the amount of his rollover or transfer shall represent his sole interest in the Plan until he becomes a Participant.

	Section 6.4.	Direct Rollovers.  Subsections 6.4 and 6.5 apply to
distributions made on or after January 1, 1993. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election under subsections 6.4 and 6.5, a distributee may elect, at the time and in the manner prescribed by the plan administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

	Section 6.5.	Definitions.  (a) Eligible rollover distribution:
An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; and the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

(b)	Eligible retirement plan:  An eligible retirement plan is an individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, an annuity plan described in Section 403(a) of the Code, or a qualified trust described in Section 401(a) of the Code, that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the Surviving Spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

(c)	Distributee:  A distributee includes a Worker Member or
former Worker Member. In addition, the Worker Member's or former Worker Member's Surviving Spouse and the Worker Member's or former Worker Member's Spouse or former Spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, are distributees with regard to the interest of the Spouse or former Spouse.

(d)	Direct rollover:  A direct rollover is a payment by the Plan to the eligible retirement plan specified by the distributee.
SECTION 7

PARTICIPANT ACCOUNTS
All income, profits, recoveries, contributions, and any and all monies, securities and properties of any kind at any time received or held by the Trustee shall be held in a single Trust. For accounting purposes, the Committee shall establish and maintain certain Accounts for each Participant, to which shall be added the Participant's share of Profit Sharing Contributions and Payroll Deferrals, together with all earnings thereon.

SECTION 8
INVESTMENT FUNDS UNDER THE
MEMBER INVESTMENT PLAN
Section 8.1	Investment Accounts.  A Participant shall have the right
hereunder to direct the Trustees with respect to the manner in which the Participant wishes to have his Accounts invested. Subject to the restrictions set forth in subsection 8.2, a Participant may direct that investments be made in the following funds:

a.	Money Market Fund.  Amounts allocated to the Money Market Fund will be invested in assets with an average maturity ranging primarily from 30 to 60 days offering low risk of principal.

b.	Short-Term Bond Fund.  Amounts allocated to the Short-Term Bond
Fund will be invested primarily in investment grade corporate bonds with a 2 to 3 year average maturity. This fund is oriented to help preserve principal.

c.	Intermediate-Term Bond Fund.  Amounts allocated to the
Intermediate-Term Bond Fund will be invested primarily in investment grade corporate bonds with a 5 to 10 year average maturity. This fund will exhibit moderate exposure to the price volatility caused by changes in interest rates.

d.	Balanced Fund.  Amounts allocated to the Balanced Fund will be invested in equities and fixed income securities.

e.	S&P 500 Index Fund.  Amounts allocated to the S&P 500 Index Fund will be invested in equities. The Fund attempts to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index.

f.	International Stock Fund.  Amounts allocated to the
International Stock Fund will be invested in common stocks of companies based outside the United States.

g.	Small "CAP" Stock Fund.  Amounts allocated to the Small "CAP"
Stock Fund will be invested primarily in common stocks of small and emerging growth companies.

All charges and expenses incurred in connection with the purchase and sale of investments for a fund shall be charged to such fund.

Prior to the Effective Date, the Plan had Member Savings Accounts to reflect voluntary after-tax contributions made prior to January 1, 1987. The Plan also had a Loan and Withdrawal Fund (herein referred to as the "Loan Fund") into which Participants may have elected to deposit a portion of their Deferral Contributions. The Investment Committee was responsible for investing the assets in the Loan Fund, with Woodward Stock being among the investments selected. At age 50, Participants had the option to transfer amounts from the Loan Fund to the Member Investment Plan.

As of April 1, 1995, the Loan Fund shall be eliminated and all Loan Fund assets will be allocated proportionally to Participant
Accounts. All Woodward Stock held in the Loan Fund shall be transferred to the Woodward Stock Plan and the remaining assets will be transferred to the Member Investment Plan. As of February 28, 1995, the Members

Savings Accounts were eliminated with the voluntary after-tax contributions distributed to Participants. With respect to the earnings on such account, Participants had the option of receiving a distribution, rolling such amounts into an individual retirement account or transferring such amounts to the Member Investment Plan.

	Section 8.2.	Investment Directions and Transfers Between
Investment Funds. Subject to the following provisions of this subsection 8.2 and any requirements as may be established from time to time, each Participant shall direct the percentages (in multiples of 10%) of all contributions made by him or on his behalf which are to be invested in each of the investment funds, and may prospectively change any such direction by telephone to Vanguard on any date the New York Stock Exchange is open for business. Changes will be effective the day of the telephone call if the call is received prior to 3:00 p.m. Central Time. Calls received after 3:00 p.m. Central Time will be effective the next day the New York Stock Exchange is open for business. Such change shall be limited to the investment choices described in subsection 8.1, or any other choices as the Trustee at the direction of the Investment Committee may from time to time permit.

	Section 8.3.	Statement of Accounts.  As soon as practicable after
the last day of each Plan Year quarter, each Participant shall receive a statement of his Account balances as of that day.

SECTION 9
WOODWARD STOCK PLAN
Section 9.1.	Establishment of Woodward Stock Plan.  The Woodward Stock
Plan, which is incorporated as part of the Plan is intended to be an employee stock ownership plan under section 4975(e)(7) of the Code and section 407(d)(6) of ERISA. The purposes of the Woodward Stock Plan are to enable Worker Members to share in the growth and prosperity of the Company and to provide such Worker Members with an additional opportunity to accumulate capital for their future economic security. Subject to Section 5.5 of the Plan, for each Fiscal Year the Company shall contribute to the Woodward Stock Plan on behalf of each Participant who has completed an Initial Period of Service cash equal to, or Company Stock having an aggregate fair market value on the last day of the Fiscal Year equal to, five percent (5%) of each Participant's Eligible Wages or such other amount as determined by the Board of Directors of the Company. If any portion of the Company's contribution to the Woodward Stock Plan is in cash for purposes other than discharging indebtedness in connection with an Acquisition Loan (as described below), such cash shall be applied as soon as practicable to the purchase of Company Stock. In addition, as of April 1, 1995, Company Stock from the Loan Fund shall be credited to each Participant's Woodward Stock Plan account balance.

A Participant who is employed at the Avon, Connecticut facility or by HSC Controls Inc. (other than those Worker Members transferred to the Avon, Connecticut facility or HSC Controls Inc. from another Woodward Governor Company facility) shall not be eligible to receive a contribution under this Section 9.

	Section 9.2.	Dividends on Allocated Company Stock.  All cash
dividends paid for Company Stock held in the Woodward Stock Plan and allocated to Participants shall be credited to such Participants' account balances. Notwithstanding the preceding sentence, the Trustee, if directed in writing by the Company, will pay, in cash, any cash dividends on the Company Stock allocated, or allocable to Participants.
 The Company's direction must state whether the Trustee is to pay the cash dividend distributions currently, or within the 90-day period following the close of the Fiscal Year in which the Company pays the dividends to the Trust.

	Section 9.3.	Acquisitions Loans.  An installment obligation
incurred by the Trustee in connection with the purchase of Company Stock shall constitute an "Acquisition Loan". The Investment Committee may direct the Trustee to incur Acquisition Loans from time to time to finance the acquisition of Company Stock for the Trust or to repay a prior Acquisition Loan. Shares of Company Stock acquired by the Trustee with the proceeds of an Acquisition Loan shall be described as "Financed Shares." An Acquisition Loan shall be for a specific term, shall bear a reasonable rate of interest and shall not be payable on demand except in the event of default. An Acquisition Loan may be secured by a collateral pledge of the Financed Shares so acquired and any other Plan assets which are a permissible security within the provisions of Treas. Reg. 54.4975-7(b). Any pledge of Financed Shares must provide for the release of shares so pledged on a basis equal to the principal and interest paid by the Trustee on the Acquisition Loan. Subject to the provisions of subsection 5.7, the Financed Shares released due to payment of Company Contributions must be allocated to each Participant's account balance by applying the ratio that the Participant's Eligible Wages bears to the total Eligible Wages of all Participants eligible to share in the Woodward Stock Plan Contribution for the Fiscal Year. Repayment of principal and interest on any Acquisition Loan shall be made by the Trustee only from Company contributions paid in cash to enable the Trustee to repay such loan, and from earnings attributable to such contributions. To the extent the Trustee is so directed by the Company, cash dividends received by the Trustee with respect to Financed Shares shall be applied by the Trustee as soon as practicable thereafter to make payments on such Acquisition Loan. Financed Shares shall initially be credited to a "Loan Suspense Account" and shall be transferred for allocation to Participants only as payments of principal and interest on the Acquisition Loan are made by the Trustee. The number of Financed Shares to be released from the Loan Suspense Account for allocation to Participants shall be based upon the ratio that the payments of principal and interest (or, if the requirements of Treas. Reg 54.4975-7(b)(8)(ii) are met, principal payments only) on the Acquisition Loan bears to the total projected payments of principal and interest (or, if the requirements of Treas. Reg. 54.4975-7(b)(8)(ii) are met, principal payments only) on the Acquisition Loan over the duration of the Acquisition Loan repayment period. Any Financed Shares released from the Loan Suspense Account by reason of dividends paid with respect to Company Stock held in the Loan Suspense Account shall be allocated in the same manner as Financed Shares discussed above. Any Financed Shares released from the Loan Suspense Account by reason of dividends paid with respect to Company Stock allocated to Participants' Woodward Stock Plan Accounts shall be allocated among and credited to the Woodward Stock Plan Accounts of Participants, pro rata, according to the number of shares of Company Stock held in such Accounts on the date the dividends are paid.

	Section 9.4.	Transfer from the Woodward Stock Plan.
Notwithstanding any other provision of the Plan to the contrary, a Qualified Participant (as defined below) may make the elections as set forth in this subsection 9.4.

(a)	A Qualified Participant, during each of his Qualified Election
Periods (as defined below), may elect to transfer to the Member
Investment Plan up to 10 percent for each year the age of the

Participant exceeds forty-nine (49), times the sum of (i) his balance in the Woodward Stock Plan as of the end of the immediately preceding Plan Year and (ii) prior withdrawals, transfers or distributions from his account in the Woodward Stock Plan; provided, however, that the portion of a Participant's balance in the Woodward Stock Plan that is subject to this election under this paragraph for any Qualified Election Period shall be reduced by the portion of his Account balance that was previously transferred pursuant to this subsection 9.4 and shall also be reduced by the amount of Woodward Stock attributable to transfers from the Loan Fund. No more than 25% of such amount eligible to be transferred may be transferred to the member investment portion of the Plan in any single Fiscal Year, provided, however, 50% shall be substituted for 25% beginning with the Fiscal Year during which the Participant attains age 60. For purposes of this subparagraph (a), in the case of transfers of Company Stock, only whole shares may be transferred.

(b)	Any election made in accordance with the provisions of
paragraph (a) next above with respect to any Qualified Election
Period shall be given effect not later than 90 days after the end of that Qualified Election Period.

(c)	For purposes of this subsection, the term "Qualified
Participant" means any Worker Member who has attained at least age
50.

(d)	For purposes of this subsection, the "Qualified Election
Period" shall end no later than the 90th day immediately following the last day of the first Fiscal Year in which the Participant becomes a Qualified Participant, and the 90th day following each subsequent Fiscal Year.

(e)	Notwithstanding the above, at the end of the Fiscal Year
following attainment of age 50 and each subsequent Fiscal Year thereafter, a Participant may transfer to the Member Investment Plan one half or all of the Company Stock attributable to transfers from the Loan Fund, which amount shall be invested in accordance with the Participant's most recent investment election under Section 8.1. If a Participant elects to transfer one half of the Company Stock attributable to transfers from the Loan Fund, then any subsequent transfer election must include the remainder of the Company Stock attributable to transfers from the Loan Fund.

	Section 9.5	Fair Market Value.  For purposes of this Section 9,
the "Fair Market Value" of a share of Company Stock, as of any date, means the bid price of such share, as established by the current price quoted by an independent dealer of such stock on the most recent trading day for which records are available.

SECTION 10

LIMITATIONS ON COMPENSATION,
CONTRIBUTIONS AND ALLOCATIONS
	Section 10.1.	Compensation.  Except as otherwise specifically
provided, a Participant's "Compensation" for purposes of this Section 10 shall mean the sum of:

(a)	the compensation (as described in Treas. Reg. 1.415-2(d)(1))
paid to him during the Plan Year for personal services actually rendered in the course of his employment with the Company or
Section 415 Affiliate (as defined below), excluding deferred compensation and other amounts that receive special tax treatment
(as described in Treas. Reg. 1.415-2(d)(2)); plus

(b)	any Deferral Contributions and payroll reduction contributions made on his behalf for the year to the Plan or a cafeteria plan within the meaning of section 125 of the Code.

Notwithstanding the foregoing provisions of this subsection 10.1, "Compensation" for purposes of subsection 10.2 shall be calculated without regard to clause (b) above and for all purposes of this Section 10 except clause 10.2(a)(i) shall be limited to $200,000 or such larger amount as may be permitted for any Plan Year beginning before January 1, 1994. "Section 415 Affiliate" means any trade or business (whether or not incorporated) that is, along with the Company, a member of a controlled group of corporations or trades or businesses within the meaning of sections 414(b) and of the Code, as modified by section 415(h) of the Code.

In addition to other applicable limitations set forth in the Plan, and notwithstanding any other provision of the Plan to the contrary, for Plan Years beginning on or after January 1, 1994, the annual compensation of each Worker Member taken into account under the Plan shall not exceed the OBRA '93 annual compensation limit. The OBRA '93 annual compensation limit is $150,000, as adjusted by the Commissioner for increases in the cost of living in accordance with section 401(a)(17)(B) of the Internal Revenue Code. The cost-of-living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which compensation is determined (determination period) beginning in such calendar year. If a determination period consists of fewer than 12 months, the OBRA '93 annual compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period, and the denominator of which is 12.

For Plan Years beginning on or after January 1, 1994, any reference in this Plan to the limitation under section 401(a)(17) of the Code shall mean the OBRA '93 annual compensation limit set forth in this provision.

If compensation for any prior determination period is taken into account in determining a Worker Member's benefits accruing in the current Plan Year, the compensation for that prior determination period is subject to the OBRA '93 annual compensation limit in effect for that prior determination period. For this purpose, for determination periods beginning before the first day of the first Plan Year beginning on or after January 1, 1994, the OBRA '93 annual compensation limit is $150,000.

Section 10.2.	Limitations on Annual Additions.  Notwithstanding any other
provisions of the Plan to the contrary, a Participant's Annual Additions (as defined below) for any Plan Year shall not exceed an amount equal to the lesser of:

(a)	$30,000 (or, if greater, 1/4 of the dollar limitation in effect for that Plan Year under section 415(b)(1)(A) of the Code) ($7,500 for the Plan Year beginning October 1, 1995 and ending
December 31, 1995); or

(b)	25 percent of the Participant's Compensation for that Plan
Year.

The term "Annual Additions" means, with respect to any Participant for the Plan Year, the sum of all contributions (including Deferral Contributions but excluding Contributions related to a rollover or transfer as provided for in Section 6 of the Plan) and all forfeitures allocated to his Accounts for that Plan Year under this Plan and all Related Defined Contribution Plans, subject to the following:

(i)	a Participant's Annual Additions with respect to the Woodward
Stock Plan or other employee stock ownership plans shall be determined, subject to paragraphs (ii) and (iii) below, solely on the basis of contributions thereto and forfeitures, without regard to the value of Company Stock released from the Loan Suspense
Account and credited to the Participant Accounts;

(ii)	if no more than one third of the Company Contributions to the
Woodward Stock Plan and any other Related Defined Contribution
Plans which qualify as an employee stock ownership plan (within the meaning of section 4975(e)(7) of the Code) which are deductible under section 404(a)(9) of the Code by reason of their application to make payments on an Acquisition Loan are allocated to Highly Compensated Worker Members (as defined in subsection 10.10), a Participant's Annual Additions shall not include forfeitures of Company Stock acquired with the proceeds of an Acquisition Loan or Company Contributions which are deductible under section 404(a)(9)(B) of the Code by reason of their applications to the payment of interest on an Acquisition Loan;
and

(iii)	for purposes of paragraph (i) above, the term Annual
Additions shall include any amount credited to an individual medical account (as defined in section 415(1) of the Code) or a separate account for post-retirement medical or life insurance benefits (as described in section 419A(d) of the Code).

The term "Related Defined Contribution Plan" means any other defined contribution plan (as defined in section 415(k) of the Code) maintained by the Company or any other trade or business which, together with the Company, is a member of a controlled group of corporations or a controlled group of trades or businesses as described in sections 415(b) and of the Code, as modified by section 415(h) of the Code.

	Section 10.3.	Combined Plan Limitation.  If a Participant also
participates in any defined benefit plan (as defined in section 415(k) of the Code) maintained by the Company or a Related Company, the aggregate benefits payable to, or on account of, the Participant under such plan together with this Plan shall be determined in a manner consistent with section 415(e) of the Code. The benefit provided for the Participant under the defined benefit plan shall be adjusted to the extent necessary so that the sum of the "defined benefit fraction" and the "defined contribution fraction" (as such terms are defined in section 415(e) of the Code and applicable regulations thereunder) calculated with regard to such Participant does not exceed 1.0. For purposes of this subsection 10.3, all qualified defined benefit plans (whether or not terminated) of the Company and Related Companies shall be treated as one defined benefit plan.

	Section 10.4.	Reduction of Contribution Rates.  To conform the
operation of the Plan to sections 401(k)(3), 402(g) and 415 of the Code, any election of Payroll Deferrals made by a Participant pursuant to subsection 4.1 or 4.2 may be modified or revoked regardless of such Participant's prior elections; provided that the contribution reductions effected under this subsection 10.4 shall be made in the following order: Cash Profit Sharing deferrals and Payroll Deferrals.

	Section 10.5.	Excess Annual Additions.  If a Participant's Annual
Additions for any Plan Year would otherwise exceed the limitations imposed by the foregoing provisions of subsection 10.2, the amount of the contributions and forfeitures which would otherwise be credited to the Participant's Accounts under this Plan and any Related Defined Contribution Plan shall be reduced to the extent necessary to comply with such limitations. To the extent permitted under a Related Defined Contribution Plan, Annual Additions under this Plan shall be reduced prior to any reduction under the Related Defined Contribution Plan. Reductions under this Plan shall be made in the order set forth in subsection 10.4. Amounts attributable to Deferral Contributions shall be returned to the Participant to the extent they would reduce the Excess Annual Addition. Amounts attributable to Company Contributions to the Woodward Stock Plan shall be reallocated to other Participants in the same proportions as Company Contributions to the Woodward Stock Plan are allocated for that year.

	Section 10.6.	Limitations under Section 402(g) of the Code.  In no
event shall the Deferral Contributions for a Participant under the Plan (together with elective deferrals, as defined in section 402(g)(3) of the Code, under any other cash-or-deferred arrangement maintained by the Company or a Related Company) for any taxable year exceed $7,000 or such larger amount as may be permitted for that year under section 402(g) of the Code.

	Section 10.7.	Disposition of Excess Elective Deferrals.  No
distribution of Deferral Contributions shall be made to such Participant because during any taxable year in which a Participant is also a participant in any other payroll reduction or cash or deferred arrangement, his elective deferrals (as defined in section 402(g)(3) of the Code) under such other arrangement together with Deferral Contributions made on his behalf exceed the maximum amount permitted for the Participant for that year under section 402(g) of the Code. To the extent there are excess elective deferrals during any taxable year due to Deferral Contributions under this Plan, such excess shall be returned to the Participant to the extent it would reduce the excess elective deferral.

	Section 10.8.	Limitations under Section 401(k)(3) of the Code.
For any Plan Year, the difference between (a) the average of the Deferral Percentages (as defined below) of each eligible Worker Member who is Highly Compensated (as defined in subsection 10.10), referred to hereinafter as the "Highly Compensated Group Deferral Percentage" and
(b) the average of the Deferral Percentages of each eligible Worker Member who is not Highly Compensated, referred to hereinafter as the "Non-highly Compensated Group Deferral Percentage", must satisfy one of the following:

(a)	the Highly Compensated Group Deferral Percentage does not
exceed the Non-highly Compensated Group Deferral Percentage by more than a factor of 1.25; or

(b)	the Highly Compensated Group Deferral Percentage does not
exceed the Non-highly Compensated Group Deferral Percentage by more than both 2 percentage points and a factor of 2.

"Deferral Percentage" for any eligible Worker Member for a Plan Year shall be determined by dividing the Deferral Contributions made on his behalf for such year by his Compensation (as defined in subsection 10.1) for the year, subject to the following special rules:

(i)	any Worker Member eligible to participate in the Plan at any time during a Plan Year pursuant to subsection 2.1 shall be counted, regardless of whether any Deferral Contributions are made on his behalf for the year;

(ii)	the Deferral Percentage for any Highly Compensated Participant
who is eligible to participate in the Plan and who is also eligible to make other elective deferrals under one or more other arrangements (described in section 401(k) of the Code) maintained by the Company or a Related Company shall be determined as if all such elective deferrals were made on his behalf under the Plan;

(iii)	for purposes of determining the Deferral Percentage of a
Highly Compensated Participant who is a 5-percent owner of the Company or a Related Company or one of the ten most highly-paid Worker Members of all the Company and Related Companies, the Deferral Contributions and Compensation of such Participant shall include the Deferral Contributions and Compensation for the Plan Year of his family members (as defined in section 414(q)(6) of the Code), and any such family members shall be disregarded as separate Worker Members in determining the Highly Compensated and Non-highly Compensated Group Deferral Percentages;

(iv)	in the event that this Plan satisfies the requirements of
section 401(k), 401(a)(4) or 410(b) of the Code only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the Code only if aggregated with this Plan, then this subsection 10.8 shall be applied as if all such plans were a single plan; provided, however, that such plans may be aggregated in order to satisfy section 401(k) of the Code only if they have the same Plan Year;
and

(v)	in the case of any Participant who is not Highly Compensated,
Deferral Contributions (and elective deferrals under any other plan of the Company or a Related Company) that exceed the applicable limit under section 402(g) of the Code shall not be counted in calculating such Participant's Deferral Percentage.

Application of the provisions of this subsection 10.8 shall be made in accordance with the requirements of section 401(k)(3) of the Code and the regulations thereunder.

	Section 10.9.	Disposition of Excess Deferral Contributions.  In
the event that the Highly Compensated Group Deferral Percentage for any Plan Year does not initially satisfy one of the tests set forth in subsection 10.8, then the amount of excess (hereinafter referred to as Excess Contributions and determined by reducing the Deferral Contributions on behalf of Highly Compensated Participants in order of the Participants with the highest Deferral Percentages), plus any income and minus any loss allocable thereto, shall be distributed to Participants to whose accounts Excess Contributions were allocated. The income or loss allocable to Excess Contributions shall be determined by the Committee in accordance with applicable rules and regulations.

	Section 10.10.	Highly Compensated Worker Member.  A Worker Member
shall be "Highly Compensated" for any Plan Year if during the coincident calendar year he:

(a)	was at any time a 5 percent owner of the Company or a Related
Company;

(b)	received Compensation (as defined in subsection 10.1) from the
Company or Related Companies in excess of $75,000 (indexed for cost-of-living adjustments under Section 415(d) of the Code);

(c)	received Compensation in excess of $50,000 (indexed for cost-
of-living adjustments under section 415(d) of the Code) and is part of the top-paid 20% group of Worker Members; or

(d)	was at any time an officer and received Compensation greater than 50 percent of the amount in effect under section 415(b)(1)(A) of the Code for such year, provided that the officers taken into account under this paragraph (d) shall be limited to 50, or if less, the greater of 3 or 10% of the Worker Members of the Company and Related Companies;

provided, however, that a Worker Member in category (b), or (d) above for the current Plan Year who does not fall within at least one such category for the preceding Plan Year shall not be considered Highly Compensated for the current Plan Year unless he is also among the 100 most highly-paid Worker Members of the Company and Related Companies for such current year.

For purposes of this subsection 10.10, a family member of one of the 10 most highly-compensated Worker Members of the Company and Related Companies shall not be treated as a separate Worker Member, and any Compensation paid to such family member shall be deemed to be paid instead to the related Highly-Compensated Worker Member.

Section 10.11.	Limitations under Code Section 401(m)(2).  For any Plan
Year, the difference between (a) the average of the Contribution Percentages (as defined below) of each eligible Worker Member who is Highly Compensated (as defined in subsection 10.10), referred to hereinafter as the "Highly Compensated Group Contribution Percentage" and (b) the average of the Contribution Percentages of each eligible Worker Member who is not Highly Compensated, referred to hereinafter as the "Non-highly Compensated Group Contribution Percentage", must satisfy one of the following:

(a)	the Highly Compensated Group Contribution Percentage
does not exceed the Non-highly Compensated Group Contribution
Percentage by more than a factor of 1.25; or

(b)	the Highly Compensated Group Contribution Percentage
does not exceed the Non-highly Compensated Group Contribution
Percentage by more than both 2 percentage points and a factor of 2.

"Contribution Percentage" for any eligible Worker Member for a Plan Year shall be determined by dividing the Matching Contributions (described in subsection 5.4) made by or for him for such year by his Compensation for the year, subject to the following special rules:

(i)	any Worker Member eligible to participate in the Plan at any time during a Plan Year pursuant to subsection 2.1 shall be counted, regardless of whether any Matching Contributions are made by or for him for the year;

(ii)	the Contribution Percentage for any Highly Compensated Participant
who is eligible to participate in the Plan and who is also eligible to participate in one or more other qualified plans maintained by a Company or a Related Company under which matching contributions (within the meaning of Section 401(m) of the Code) can be made by or for him shall be determined as if all such contributions were made by or for him under the Plan;

(iii)	for purposes of determining the Contribution Percentage of a
Highly Compensated Participant who is a 5-percent owner of a Company or a Related Company or one of the ten most highly-paid Worker Members of all the Company and Related Companies, the Matching Contributions and Compensation of such Participant shall include the Matching Contributions and Compensation for the Plan Year of his family members (as defined in Section 414(q)(6) of the Code), and any such family members shall be disregarded as separate Worker Members in determining the Highly Compensated and Non-Highly Compensated Group Contribution Percentages; and

(iv)	in the event that this Plan satisfies the requirements of
Sections 401(m), 401(a)(4), or 410(b) of the Code only if aggregated with one or more other plans, or if one or more other plans satisfy the requirements of such sections of the Code only if aggregated with this Plan, then this subsection 10.11 shall be applied as if all such plans were a single plan; provided, however, such plans may be aggregated in order to satisfy section 401(m) of the Code only if they have the same Plan Year.

Application of the provisions of this subsection 10.11 shall be made in accordance with the requirements of Section 401(m) of the Code and the regulations thereunder.

	Section 10.12.	Disposition of Excess Matching Contributions.  In
the event that the Highly Compensated Group Contribution Percentage for any Plan Year does not initially satisfy one of the tests set forth in subsection 10.11, the Committee, notwithstanding any other provision of the Plan except subsection 10.13, shall distribute Matching

Contributions (with income allocable thereto, determined in accordance with Treas. Reg. 1.401(m)-1(e)(3)(ii) utilizing the safe harbor method for the period between the end of the Plan Year and the date of distribution) to Highly Compensated Participants by or for whom such contributions were made, starting with the Participant with the highest Contribution Percentage and continuing with the Participant with the next highest Contribution Percentage (and so forth), under the leveling method of Treas. Reg. 1.401(m)-1(e)(2). The Committee shall make such distribution no later than the close of the Plan Year following the Plan Year in which such contributions were contributed.

	Section 10.13.	Multiple Use of Alternative Limitation.
Notwithstanding the foregoing provisions of this Section 10, if both the limitation in subsection 10.8 and the limitation in subsection 10.11 are exceeded for a Plan Year, the sum of the Highly Compensated Group
Deferral Percentage and the Highly Compensated Group Contribution
Percentage may not exceed:

(a)	125% of the greater of the Non-highly Compensated
Group Deferral Percentage or the Non-highly Compensated Group
Contribution Percentage, plus

(b)	the sum of 2 and the lesser of the Non-highly
Compensated Group Deferral Percentage or the Non-highly
Compensated Group Contribution Percentage, up to a maximum of 200% of the lesser of such percentages.

If the foregoing combined limitation is exceeded, the leveling method of correction prescribed in subsection 10.12 shall be continued until the combined limitation set forth in this subsection 10.13 is satisfied.

SECTION 11
PRE-TERMINATION WITHDRAWALS AND LOANS
Section 11.1.	Pre-Termination Withdrawals.  Subject to the Committee's
approval, in accordance with the written withdrawal policy, a Participant may elect to withdraw all or any portion of the value of his interest in any Investment Fund other than the account in the Woodward

Stock Plan which is credited to any one or more of his Accounts, subject to the following:

(a)	A Participant may withdraw all or any portion of his
unwithdrawn Deferral Contributions and any amount transferred from the Loan Fund to the Member Investment Plan after attaining age
65.

(b)	A Participant may withdraw all or any portion of his
unwithdrawn Deferral Contributions and any amount transferred from the Loan Fund to the Member Investment Plan which are necessary to meet a Hardship (as defined in subsection 11.2).

(c)	The portion of any Deferral Contribution or any amount
transferred from the Loan Fund to the Member Investment Plan which is attributable to earnings thereon accrued after September 30, 1989 may not be withdrawn under this Section 11.

(d)	No withdrawal may be made from a Participant's Woodward Stock
Plan Account.

(e)	Withdrawals can be made in accordance with any one or more of the foregoing paragraphs, provided that no withdrawals may be made by any Participant after the date on which his employment terminates.

(f)	Withdrawals from any Accounts shall occur as of the date that authorized withdrawal instructions are received by Vanguard from the Committee and shall be charged against the Participant's balance under each investment fund as elected by the Participant.

(g)	Conditions and limitations may be imposed by the Committee,
from time to time, with respect to the withdrawal of amounts, including the imposition of minimum withdrawal amounts.

Section 11.2.	Hardship.  A withdrawal will be considered to be on account
of "Hardship" if it meets the following requirements:

(a)	The withdrawal is requested because of an immediate and heavy financial need of the Participant, and will be so deemed if the Participant represents that the withdrawal is made on account of:

(i)	medical expenses incurred by the Participant, the
Participant's spouse or any dependent of the Participant (as defined in section 152 of the Code);

(ii)	the purchase (excluding mortgage payments) of a
principal residence of the Participant;

(iii)	payment of tuition, related educational fees, and room
and board expenses, for the next 12 months of post-secondary education for the Participant, the Participant's spouse, children and dependents;

(iv)	the need to prevent the eviction of the Participant from
his principal residence or foreclosure on the mortgage of the Participant's residence;

(v)	funeral expenses; or

(vi)	the permanent and total disability of the Participant.

(b)	The withdrawal must also be necessary to satisfy the immediate and heavy financial need of the Participant. It will be considered necessary if the Committee determines that the amount of the distribution does not exceed the amount required to relieve the financial need and if the need cannot be satisfied from other resources that are reasonably available to the Participant. In making this determination, the Committee may reasonably rely on the Participant's representation that the need cannot be relieved:

(i)	through reimbursement or compensation by insurance or
otherwise;

(ii)	by reasonable liquidation of the Participant's assets,
to the extent such liquidation would not itself constitute a hardship;

(iii)	by ceasing to make Deferral Contributions (or any
contributions to any other plan of the Company or Related
Companies permitting deferral of compensation); or

(iv)	by a loan pursuant to subsection 11.3 or by borrowing
from commercial sources on reasonable commercial terms, to the extent that repayment of such obligation would not itself constitute a hardship.

(c)	The withdrawal must be made pursuant to a written request to the Committee, which request shall include any representation required by this subsection 11.2 and adequate proof thereof.

Section 11.3.	Loans to Participants.  A Participant may request a loan
from the Trust Fund, in accordance with the terms of a written loan policy which is hereby incorporated as part of the Plan, which shall include loan application guidelines, subject to the following:

(a)	Except as provided in the following sentence, no loan shall be made to a Participant if, after such loan, the sum of the outstanding balances (including principal and interest) of all loans made to him under this Plan and all other qualified retirement plans maintained by the Company and the Related
Companies would exceed the lesser of $50,000 (adjusted as provided below) or one-half of the amount which is vested in accordance with subsection 12.1. The foregoing $50,000 limitation shall be adjusted by subtracting therefrom the amount, if any, by which the highest outstanding loan balances of the Participant at any time during the one-year period ending on the day preceding the date of such loan exceeds such outstanding balances on the date of the loan.

(b)	Each loan to a Participant shall be made from the investment funds under the Member Investment Plan; and shall be charged against each investment fund on a pro-rata basis. No loan may be made from a Participant's Woodward Stock Plan Account.

(c)	Each loan shall be evidenced by a written note providing for:

(i)	a reasonable repayment period of not less than one year
and not more than 5 years from the date of the loan (10 years if such loan is used to acquire any dwelling unit which within a reasonable time is to be used as the principal residence of the Participant);

(ii)	a reasonable rate of interest; and

(iii)	such other terms and conditions as the Committee shall
determine.

(d)	Payments of principal and interest to the Trustee with respect to any loan or portion thereof shall be credited to each investment fund in accordance with the Participant's investment direction for future contributions. Any portion or all of the loan may be prepaid at any time without penalty.

(e)	At the Committee's discretion, if the outstanding balance of principal and interest on any loan is not paid at the expiration of its term, such outstanding balance shall be treated as distributed in accordance with subsections 12.1 and 12.2 but only to the extent such balance (or portion thereof) is then distributable under the terms of the Plan.

(f)	Each outstanding promissory note of a Participant shall be
canceled and the unpaid balance of the loan, together with any accrued interest thereon, shall be treated as a distribution to or on behalf of the Participant as of the last day of the month in which his termination of employment occurs.

(g)	In no event shall a loan be made to a Participant after his
employment with the Company terminates.

(h)	A Participant may not have more than three loans outstanding at any one time.

SECTION 12
DISTRIBUTION ON TERMINATION
OR TRANSFER OF EMPLOYMENT
	Section 12.1.	Vesting of Account Balances.  All amounts credited
to a Participant's Account shall at all times be nonforfeitable.

	Section 12.2.	Distribution Date.  Subject to the following
provisions of this subsection, the term "Distribution Date" with respect to any Participant means the last day of the month in which he attains age 65 years or, if later, in which his termination of employment occurs. A Participant (or his Beneficiary in the event of his death) may elect to have his Distribution Date be the last day of the month, provided proper forms have been completed in a timely manner, which includes the earliest of:

(a)	the date as of which his employment with the Company and the
Related Companies terminates;

(b)	the last day of the twelve consecutive-month period beginning on the date on which he is laid off if he does not return to active employment as a Worker Member prior to the last day of that period; or

(c)	the last day for which the Participant receives disability pay stemming from his employment with the Company or a Related Company if he is neither a Worker Member in active service nor on leave of absence on that date.
Notwithstanding the fact that a Participant has attained age 65 and terminated employment, he may elect to defer his distribution and have his Distribution Date be the last day of a month prior to April 1 of the calendar year following the calendar year in which he attains age 70-1/2.

Section 12.3.	Limits on Commencement and Duration of Distributions.  The
following distribution rules shall be applied in accordance with sections 401(a)(9) and 401(a)(14) of the Code and applicable regulations thereunder, including the minimum distribution incidental benefit requirement of Treas. Reg. 1.401(a)(9)-2, and shall supersede any other provision of the Plan to the contrary:

(a)	Unless the Participant elects otherwise pursuant to subsection
12.2, in no event shall distribution commence later than 60 days after the close of the Plan Year in which the Participant attains age 65 or, if later, in which his Distribution Date occurs.

(b)	Notwithstanding any other provision herein to the contrary, the
Participant's Accounts shall be distributed no later than his "Required Beginning Date," that is, April 1 of the calendar year following the calendar year in which he attains age 70-1/2, unless the Participant attained age 70-1/2 prior to January 1, 1988, in which case his Required Beginning Date will be delayed until his termination of employment.

(c)	Distribution payments shall be made over the life of the
Participant or over the lives of such Participant and his Beneficiary (or over a period not extending beyond the life expectancy of such Participant or the life expectancy of such Participant and his Beneficiary).

(d)	If a Participant dies after distribution of his vested interest in the Plan has begun, the remaining portion of such vested interest, if any, shall be distributed to his Beneficiary at least as rapidly as under the method of distribution used prior to the Participant's death.

(e)	If a Participant dies before distribution of his vested
interest in the Plan has begun, distribution of such vested interest to his Beneficiary shall be completed by December 31 of the calendar year in which the fifth anniversary of the Participant's death occurs; provided, however, that this five-year rule shall not apply to an individual designated as Beneficiary by the Participant or under the specific terms of the Plan, if:

(i)	such vested interest will be distributed over the life of
such designated Beneficiary (or over a period not extending beyond the life expectancy of such Beneficiary), and

(ii)	such distribution to the Beneficiary begins not later
than December 31 of the calendar year following the calendar year in which the Participant died or, if such Beneficiary is the Participant's surviving spouse, not later than December 31 of the calendar year following the calendar year in which the Participant would have attained age 70-1/2.

(f)	If the Participant's surviving spouse is his Beneficiary and such spouse dies before the distributions to such spouse begins, paragraph (e) shall be applied as if the surviving spouse were the Participant.

(g)	For purposes of paragraphs (d) and (e), distribution of a
Participant's vested interest in the Plan is considered to begin on his Required Beginning Date; provided, however, that distribution irrevocably begun in the form of an annuity shall be considered to begin on the date it actually commences.

(h)	For purposes of this subsection 12.3, the life expectancy of a
Participant or a Beneficiary will be determined in accordance with Tables V and VI of Treas. Reg. 1.72-9, and will be recalculated.

Section 12.4.	Form of Distribution on Termination of Employment.  The
entire value of all vested amounts credited to a Participant as of his Distribution Date (together with any contributions made to the Plan after his Distribution Date but attributable to employment prior to that date) will be distributable to him or, in the event of his death, to his Beneficiary in a lump sum, subject to the following:

(a)	Installments.  A Participant may elect to have his benefits
paid in approximately equal monthly, quarterly or annual installments over a period not exceeding his life expectancy or, if applicable, the joint life expectancies of the Participant and his Beneficiary. Prior to receiving payment in the form of installments, a Participant's outstanding loans under the Plan, together with any accrued interest thereon, shall be treated as a distribution. Subject to the provisions of subsection 12.3, a Participant may elect that, in the event of his death, his benefits will be paid to his Beneficiary or Beneficiaries in annual installments over the remaining period of his original election. Each installment shall be charged pro-rata to the Participant's Accounts unless otherwise elected by the Participant.

(b)	Small Account Balances.  Notwithstanding any other provision of the Plan to the contrary, if a Participant's vested Account balances are less than $3,500, such balances shall be distributed as soon as practicable after his termination of employment in a lump sum payment.

(c)	Assets Distributable.  Generally, subject to paragraph (b) next above, all distributions from the Member Investment Plan shall be determined by Vanguard using the net asset values of the Participant's investment fund accounts as of the date that authorized distribution directions are received by Vanguard from the Committee, and shall be paid in cash. Distributions attributable to amounts in the Woodward Stock Plan shall be paid in Company Stock; provided, however, a Participant may elect to receive all or part of his distribution in the form of cash; and provided, further, if a Participant elects to receive installment payments, his distribution shall be in cash.

	Section 12.5.	Distributions to Persons under Disability.
Notwithstanding the foregoing provisions of this Section 12, in the event that a Participant or Beneficiary is declared incompetent and a conservator or other person legally charged with the care of his person or of his estate has been appointed, the amount of any benefit to which such Participant or Beneficiary is then entitled from the Trust Fund shall be paid to such conservator or other person legally charged with the care of his person or estate.

	Section 12.6.	Interests Not Transferable.  The interests of
Participants and their Beneficiaries under the Plan and Trust Agreement are not subject to the claims of their creditors and may not be voluntarily or involuntarily assigned, alienated or encumbered, except in the case of certain qualified domestic relations orders which relate to the provision of child support, alimony or marital rights of a spouse, child or other dependent and which meet such other requirements as may be imposed by section 414(p) of the Code or regulations issued thereunder. The Company shall establish reasonable procedures to determine the status of domestic relations orders and to administer distributions under domestic relations orders which are deemed to be qualified orders. Such procedures shall be in writing and shall comply with the provisions of section 414(p) of the Code and regulations issued thereunder. Distributions to an alternate payee (as defined under Section 414(p)(8) of the Code) under a qualified domestic relations order are permitted at any time, irrespective of whether the Participant has attained his earliest retirement age (as defined under Section 414(p)(4)(B) of the Code) under the Plan. A distribution to an alternate payee prior to the Participant's attainment of earliest retirement age is available only if: (1) the order specifies distribution at that time or permits an agreement between the Plan and the alternate payee to authorize an earlier distribution; and (2) the alternate payee consents to any distribution occurring prior to the Participant's attainment of earliest retirement age, if the present value of the alternate payee's benefits under the Plan exceeds $3,500.

	Section 12.7.	Absence of Guaranty.  There is no guarantee, by any
person, that the Trust Fund will not suffer losses or depreciation. The Company does not guarantee any payment to any person. The liability of the Trustee to make any payment is limited to the available assets of the Trust Fund.

	Section 12.8.	Designation of Beneficiary.  Subject to the
provisions of subsection 12.7, each Participant, from time to time, in writing, may designate any person or persons (who may be designated contingently or successively) to whom his benefits are to be paid if he dies before he receives all of his benefits; provided, however, that if a Participant is married on the date of his death, any designation as Beneficiary of a person other than his spouse shall be effective only if:

(a)	his spouse acknowledges the effect of that designation and
consents to it and to the specific person or persons or class of persons so designated in a writing in such form as may be established from time to time, which writing is witnessed by a notary; or

(b)	it is established to the satisfaction of an authorized Plan
representative that the consent required under paragraph (a) next above cannot be obtained because there is no spouse, because the spouse cannot be located or because of such other circumstances as the Secretary of the Treasury may prescribe in regulations.

A Beneficiary designation form will be effective only when the signed form is filed while the Participant is alive and will cancel all Beneficiary designation forms signed earlier. Except as otherwise specifically provided in this Section 12, if a deceased Participant failed to designate a Beneficiary as provided above, or if the designated Beneficiary of a deceased Participant dies before him or before complete payment of the Participant's benefits, benefits shall be paid to the Participant's surviving spouse or, if there is no surviving spouse or if the Participant and the surviving spouse had been married for less than one year, to the legal representative or representatives of the estate of the last to die of the Participant and his Beneficiary.
 If there is any question as to the right of any Beneficiary to receive a distribution under the Plan, a representative of the Company may exercise discretion in a manner that permits the Trustee to make payment to the legal representative of the Participant's estate. The term "Beneficiary" as used in the Plan means the person or persons to whom a deceased Participant's benefits are payable under this subsection 12.8.

	Section 12.9.	Missing Recipients.  Each Participant and each
Beneficiary must file in writing his post office address from time to time and file in writing each change of post office address. Any communication, statement or notice addressed to a Participant or Beneficiary at his last known post office address, or if no address is known then at the Participant's last post office address as shown on the Company's records, will be binding on the Participant and his Beneficiary for all purposes of the Plan. The Administrator will make a reasonable effort to find the Participant, however, no person will be required to search for or locate a Participant or Beneficiary. If a Participant or Beneficiary entitled to benefits under the Plan fails to claim such benefits and it is not possible to reasonably find his whereabouts, such benefits shall be forfeited and shall be used until exhausted to reduce the Company contributions otherwise required under
Section 5 of the Company or Related Company which last employed the Participant. If the whereabouts of the Participant or Beneficiary is subsequently determined, such forfeiture shall be restored by the

Company and such restoration shall not be treated as an Annual Addition for purposes of Section 10.

	Section 12.10.	Put Option.  Shares of Company Stock acquired by the
Trust shall be subject to a put option if the shares are not readily tradable on an established securities market within the meaning of section 409(h)(1)(B) of the Code when distributed (or cease to be readily tradable on an established securities market after distribution). The put option shall be exercisable by the Participant or his Beneficiary. The put option shall be exercisable during a 15-month period which begins on the date the shares subject to the put option are distributed by the Plan. During this period, the holder of the put option shall have the right to cause the Company, by notifying it in writing, to purchase such shares at their fair market value, as determined pursuant to Section 9.5. The put option shall continue to apply to shares of the Company Stock distributed by the Plan even if the Woodward Stock Plan should at any time cease to be an employee stock ownership plan under section 4975(7) of the Code. The Committee may give the Trustee the option to assume the rights and obligations of the Company, at the time the put option is exercised, with respect to the repurchase of Company Stock.

If the entire value of all nonforfeitable amounts credited to a Participant is distributed to the Participant within one taxable year, payment of the price of the Company Stock purchased pursuant to an exercised put option shall be made in no more than five substantially equal annual payments, and the first installment shall be paid not later than thirty days after the Participant exercises the put option. The Plan shall provide adequate security and pay a reasonable rate of interest on amounts not paid after thirty days. If the entire value of all nonforfeitable amounts credited to a Participant is not distributed to the Participant within one taxable year, payment of the price of the Company Stock purchased pursuant to an exercised put option shall be made in a single sum not later than thirty days after the Participant exercises the put option.

SECTION 13
VOTING OF COMPANY STOCK
Each Participant, or if applicable, his beneficiary, shall be entitled to direct the Trustee as to the exercise of all voting rights attributable to shares of Company Stock then allocated to such Participant's account in the Woodward Stock Plan. All allocated Company Stock as to which such instructions have been received (which may include an instruction to abstain) shall be voted in accordance with such instructions. The Company shall furnish the Trustee and each Participant with notices and information statements when voting rights are to be exercised in a time and manner which comply with applicable law. However, the Trustee shall vote any unallocated Company Stock in such manner as directed by the Administrative Committee, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA. For purposes of instructing the Trustee as to the voting or tender of any unallocated Company Stock, the Administrative Committee shall be deemed a named fiduciary of the Plan as provided in section 403(a)(1) of ERISA. The Trustee shall vote any allocated Company Stock as to which no voting instructions have been received in the same proportion as allocated shares with respect to which it does receive directions, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA.

In the event of a tender or exchange offer (an "Offer") for shares of Company Stock, the Company, in conjunction with the Trustee, shall use its reasonable best efforts to cause all Participants to be furnished with all information as will be distributed to the stockholders of the Company in respect to such Offer, and to be provided with forms by which the Participant may confidentially instruct the Trustee, or revoke such instruction, to tender or exchange shares of Company Stock allocated to his account, to the extent permitted under the terms of such Offer. Upon timely receipt of such instructions, the Trustee shall follow the directions of each Participant as to the shares of Company Stock allocated to such Participant's account. Instructions received by the Trustee from Participants in connection with an Offer shall be held in strict confidence and, except as otherwise required by law, shall not be divulged or released to any person, including officers and Worker Members of the Company. The Company and the Trustee shall take all steps necessary to assure that Participant's directions shall remain confidential. The Trustee shall tender or exchange any unallocated Company Stock in such manner as directed by the Administrative Committee, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA. The Trustee shall tender or exchange any allocated Company Stock as to which no instructions are received in the same proportion as allocated shares with respect to which it does receive directions, unless the Trustee shall determine that to do so would be inconsistent with the provisions of Title I of ERISA.

SECTION 14
THE ADMINISTRATIVE COMMITTEE
Section 14.1.	Membership.  The Company shall appoint two members of the
Administrative Committee (the "Committee") as referred to in subsection 1.3, which shall number not less than six members, from among the officers and other Worker Members of the Company, designating one as chairman and the other as assistant chairman of the Committee and defining their terms of office. Additional members of the Committee shall be elected by the actively employed Participants in the Plan from those actively employed Participants with ten or more Years of Service in the following manner:

(a)	Each facility in the United States (treating the Rockford,
Illinois facility and the Rockton, Illinois facility as a single facility) shall elect two members to the Committee for each 500 Participants in the Plan or fraction thereof in the Plan as of the beginning of the Fiscal Year; provided that a facility must have at least 100 Participants in the Plan before it is eligible to elect any Committee members.

(b)	Members will be elected for a two-year term, half of whom are to be elected each calendar year.

(c)	The Candidates and Election Committee of the Company will
supervise the election and count the ballots.

(d)	Forms will be distributed each November on which any
Participant with ten or more years of service may indicate a desire to serve on the Committee. Names of all eligible Participants indicating a willingness to serve on the Committee shall be certified to the personnel department as eligible for the nominating ballot by the Candidates and Election Committee.

(e)	Nominating ballots will be distributed the first week in
December and must be returned to the Candidates and Election
Committee by the end of the second week in December.  All
Participants with ten or more Years of Service are eligible for nomination.

(f)	The Candidates and Election Committee shall certify as
nominated twice the number of Participants as there are positions to be filled; and the number of Participants required to fill the slate who receive the greatest number of votes on the nominating ballots shall be nominated.

(g)	The third week in December a final election ballot shall be
distributed to actively employed Participants and in order to be considered the election ballots must be completed and returned to the Candidates and Election Committee by the end of that week.

(h)	The winning candidates shall be certified by the Candidates and
Election Committee to the personnel department and their names posted on the bulletin board of each plant on or before December
31.

(i)	Terms of office of elected members shall begin on January 1.

(j)	Elected members may not serve more than two consecutive two-
year terms, and a member who has served two such terms cannot serve again until one full calendar year has elapsed from the end of his last term.

	Section 14.2.	Majority Action.  The Committee may act by vote at a
meeting, by telephone conference, or by written consent without a meeting. Committee meetings shall be held at the discretion of the chairman of the Committee. Only the chairman of the Committee can call a Committee meeting, authorize a telephone conference or authorize a written consent without a meeting. Any matter may be handled by a quorum of two Committee members, except that a quorum of a majority of the Committee members is necessary to give direction to the Trustee in voting of stock and to recommend changes in the Plan to the Company.
Any action taken by a majority of the members of the Committee at a meeting at which a quorum is present, or taken by written consent of a majority of the Committee without a meeting, shall be binding upon the Participants and their Beneficiaries. Any action of the Committee shall be sufficiently evidenced if certified thereto by any two members of the Committee.

	Section 14.3.	Rights, Powers and Duties.  The Committee shall have
such authority as may be necessary to discharge its responsibilities under the Plan, including the following powers, rights and duties:

(a)	to adopt such rules of procedure and regulations as, in its
opinion, may be necessary for the proper and efficient administration of the Plan and as are consistent with the provisions of the Plan;

(b)	to enforce the Plan in accordance with its terms and with such rules and regulations as may be adopted by the Committee;

(c)	to determine all questions arising under the Plan, including questions relating to the eligibility, benefits and other Plan rights of Participants and Beneficiaries and to remedy ambiguities, inconsistencies or omissions;

(d)	to maintain and keep adequate records concerning the Plan and concerning its proceedings and acts in such form and detail as the Committee may decide;

(e)	to direct all benefit payments under the Plan;

(f)	to delegate to Worker Members of the Company and the agents or counsel employed by the Committee such powers as the Committee considers desirable;

(g)	to appoint one of its members or any other Worker Member to act as secretary of the Committee, and to authorize the secretary so appointed to act for the Committee in all routine matters connected with its responsibilities hereunder; and

(h)	to recommend changes in the Plan to the Company.  The Board of
Directors can accept or reject such recommendations at its discretion.

	Section 14.4.	Application of Rules.  In operating and
administering the Plan, the Committee shall apply all rules of procedure and regulations adopted by it in a uniform and nondiscriminatory manner.

	Section 14.5.	Remuneration and Expenses.  No remuneration shall be
paid to any Committee member as such. However, the reasonable expenses of a Committee member incurred in the performance of Committee functions shall be reimbursed by the Company.

	Section 14.6.	Indemnification of the Committee.  The Committee and
the individual members thereof and any Worker Members to whom the Committee has delegated responsibility in accordance with paragraph
14.3(h) shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee, its members or such Worker Members by reason of the performance of a Committee function if the Committee, such members or Worker Members did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises.

	Section 14.7.	Exercise of Committee's Duties.  Notwithstanding any
other provisions of the Plan, the Committee shall discharge its duties hereunder solely in the interests of the Participants in the Plan and other persons entitled to benefits thereunder, and

(a)	for the exclusive purpose of providing benefits to Participants and other persons entitled to benefits thereunder; and

(b)	with the care, skill, prudence and diligence under the
circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

	Section 14.8.	Information to Be Furnished to Committee.  The
Company shall furnish the Committee such data and information as may be appropriate. The records of the Company as to a Participant's period of employment, termination of employment and the reasons therefor, leave of absence, reemployment and Eligible Biweekly Pay and Eligible Wages will be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish to the Committee such evidence, data or information as it considers desirable to carry out the Plan.

	Section 14.9.	Resignation or Removal of Committee Member.  A,
Committee member may resign at any time by giving 30 days' advance written notice to the Company, the Trustee and the other Committee members. The Company may remove a Committee member by giving advance written notice to him, the Trustee and the other Committee members.

	Section 14.10.	Appointment of Successor Committee Members.  The
Company may fill any vacancy in the membership of the Committee and shall give prompt written notice thereof to the other Committee members and the Trustee. While there is a vacancy in the membership of the Committee, the remaining Committee members shall have the same powers as the full Committee until the vacancy is filled.

SECTION 15
THE INVESTMENT COMMITTEE
	Section 15.1.	Establishment of Investment Committee.  The Company
shall appoint an Investment Committee of at least three Members who shall be selected from among the officers, directors, Worker Members or consultants of the Company. The Investment Committee shall control the investment policy of the Fund which is maintained by the Company for the purposes of the Plan. The members of the Investment Committee shall serve without remuneration and for so long as it is mutually agreeable to them and to the Company. The members shall be reimbursed for all expenses incurred by them in the performance of their duties. Any member may resign by giving his written resignation to the Company. The Company may remove any member of the Investment Committee by so notifying the member and the other members of the Investment Committee in writing.

	Section 15.2.	Majority Action.  Any action taken by the Investment
Committee shall be by a majority of the members thereof. The Investment Committee may act by voting at a meeting or by writing without a meeting. Any action of the Investment Committee shall be sufficiently evidenced if it is certified thereto by any member thereof or by the secretary.

	Section 15.3.	Powers of the Investment Committee.  The Investment
Committee shall have the following powers:

(a)	To adopt such by-laws as it shall deem necessary for the
development of an efficient and sound investment program.

(b)	To employ advisors (who may, but need not, be advisors to the
Company) with respect to investment, actuarial, legal, accounting and other matters as it may deem necessary for the proper exercise of its duties.

(c)	To appoint one of its members, or any Worker Member of the
Company, to act as secretary of the Investment Committee. The foregoing list of express powers is not intended to be either complete or inclusive, and the Investment Committee shall have such additional powers as it may reasonably deem to be necessary for the performance of its duties under the Plan and Trust.

Section 15.4.	Duties of the Investment Committee.  As a part of its
general duties in supervising the investment policy of a Fund, the Investment Committee shall:

(a)	Review the investment portfolio constituting the Fund at least annually.

(b)	Give the Trustee specific directions in writing with respect to investment, reinvestments and changing of investments, all as set out in the Trust Agreement.

(c)	The Investment Committee shall report annually to the Company as to the investment performance of the Fund for the Plan Year ending on such date.

(d)	Provide the Company and the Administrative Committee with such information, and at such times, as may be required by the Company or as may be needed by the Administrative Committee to carry out its duties.

(e)	Advise the Administrator with respect to any costs, expenses, taxes or other charges (excluding any loss as a result of the sale of assets) incurred solely by reason of a sale or purchase of assets in order to properly reallocate assets between the separate Funds established hereunder, and at the request of the Administrative Committee, to advise the Administrative Committee with respect to the proper apportionment of said costs, expenses, taxes or other charges, so as to fairly reflect that portion attributable to the reallocation of assets on behalf of each Participant.

SECTION 16
FREQUENTLY USED DEFINITIONS

"Account" means the separate account(s) maintained for a Participant under the Plan.

"Accounting Date" shall mean each day the New York Stock Exchange is open for business.

"Acquisition Loan" shall have the same meaning as is given to such term in subsection 9.3.

"Beneficiary" is a person described in subsection 12.8.

"Code" shall have the same meaning as is given to such term in subsection 1.1.

"Committee" shall have the same meaning as is given to such term in subsection 14.1.

"Company" means Woodward Governor Company.

"Company Matching Contribution" shall have the same meaning as given to such term in subsection 5.4.

"Company Stock" means shares of common stock of Woodward Governor
Company.

"Date of Hire" shall mean the first day on which a Worker Member renders an Hour of Service; provided, however, that if a Worker Member shall in any Fiscal Year terminate his service, which termination continues through the close of said Fiscal Year, then it shall refer to the first day subsequent to said Fiscal Year on which the Worker Member shall render an Hour of Service.

"Deferral Contribution" shall have the same meaning as given to such term in subsection 5.6.

"Deferrals" shall have the same meaning as given to such term in Subsection 5.6

"Distribution Date" shall have the same meaning as is given to such term in subsection 12.2.

"Effective Date" shall have the same meaning as given to such term in subsection 1.1.

"Eligible Biweekly Pay" means, for each biweekly payroll period, a Participant's base wages, salary, overtime pay, shift premium, sick pay, holiday pay and vacation pay. For purposes of the Plan, Eligible Biweekly Pay shall not exceed $200,000, as such amount may be adjusted from time to time in accordance with regulations issued by the Secretary of the Treasury; provided that, for purposes of such $200,000 limit, a Highly Compensated Worker Member's spouse and lineal descendants who have not attained age 19 before the close of the Plan Year, will be treated as a single Worker Member with one compensation and the $200,000 limit will be allocated among such family members in proportion to each member's Eligible Biweekly Pay.

In addition to other applicable limitations set forth in the Plan, and notwithstanding any other provision of the Plan to the contrary, for Plan Years beginning on or after January 1, 1994, the annual Eligible Biweekly Pay of each Worker Member taken into account under the Plan shall not exceed the OBRA '93 annual compensation limit. The OBRA '93 annual compensation limit is $150,000, as adjusted by the Commissioner for increases in the cost of living in accordance with section 401(a)(17)(B) of the Internal Revenue Code. The cost-of-living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which compensation is determined (determination period) beginning in such calendar year. If a determination period consists of fewer than 12 months, the OBRA '93 annual compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period, and the denominator of which is 12.

For Plan Years beginning on or after January 1, 1994, any reference in this Plan to the limitation under section 401(a)(17) of the Code shall mean the OBRA '93 annual compensation limit set forth in this provision.

If Eligible Biweekly Pay for any prior determination period are taken into account in determining a Worker Member's benefits accruing in the current Plan Year, the Eligible Biweekly Pay for that prior determination period is subject to the OBRA '93 annual compensation limit in effect for that prior determination period. For this purpose, for determination periods beginning before the first day of the first Plan Year beginning on or after January 1, 1994, the OBRA '93 annual compensation limit is $150,000.

"Eligible Wages" means the total straight time pay received during any biweekly pay period, but not including straight time pay for hours worked in excess of 80 hours in a biweekly pay period. Eligible Wages shall exclude reimbursement of medical expenses, premiums on insurance policies, cafeteria subsidies, sick pay, holiday pay, vacation pay and contributions to any deferred compensation plan with the exception of contributions made relating to Deferrals of Eligible Biweekly Pay; provided that with regard to the Fiscal Year during which a Participant commences participation, Eligible Wages shall include only Eligible Wages paid by the Company from the date his participation in the Plan commences. For purposes of the Plan, Eligible Wages shall not exceed $200,000, as such amount may be adjusted from time to time in accordance with regulations issued by the Secretary of the Treasury; provided that, for purposes of such $200,000 limit, a Highly Compensated Worker Member's spouse and lineal descendants who have not attained age 19 before the close of the Plan Year, will be treated as a single Worker Member with one compensation and the $200,000 limit will be allocated among such family members in proportion to each member's Eligible Wages.

In addition to other applicable limitations set forth in the Plan, and notwithstanding any other provision of the Plan to the contrary, for Plan Years beginning on or after January 1, 1994, the annual Eligible Wages of each Worker Member taken into account under the Plan shall not exceed the OBRA '93 annual compensation limit. The OBRA '93 annual compensation limit is $150,000, as adjusted by the Commissioner for increases in the cost of living in accordance with section 401(a)(17)(B) of the Internal Revenue Code. The cost-of-living adjustment in effect for a calendar year applies to any period, not exceeding 12 months, over which compensation is determined (determination period) beginning in such calendar year. If a determination period consists of fewer than 12 months, the OBRA '93 annual compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period, and the denominator of which is 12.

For Plan Years beginning on or after January 1, 1994, any reference in this Plan to the limitation under section 401(a)(17) of the Code shall mean the OBRA '93 annual compensation limit set forth in this provision.

If Eligible Wages for any prior determination period are taken into account in determining a Worker Member's benefits accruing in the current Plan Year, the Eligible Wages for that prior determination period is subject to the OBRA '93 annual compensation limit in effect for that prior determination period. For this purpose, for determination periods beginning before the first day of the first Plan Year beginning on or after January 1, 1994, the OBRA '93 annual compensation limit is $150,000.

"ERISA" shall have the same meaning as is given to such term in subsection 1.3.

"Financed Shares" shall have the same meaning as is given to such term in subsection 9.3.

"Fiscal Year" shall mean the Company's Fiscal Year, which is the 12 consecutive month period beginning on each October 1, and ending on each September 30.

"Highly Compensated Worker Member" shall have the same meaning as given to such term in subsection 10.10.

"Hour of Service" shall have the same meaning as given to such term in subsection 3.2.

"Initial Period of Service" shall mean the completion of two 12 month periods during which 1,000 Hours of Service are completed during each of such 12 month periods. The 12 month periods shall begin on the Worker Member's Date of Hire and the first anniversary thereof; provided that if a Worker Member shall not complete 1,000 Hours of Service in either of such 12 month periods commencing on his Date of Hire, or anniversary thereof, all subsequent 12 month periods shall be calculated based on the Plan Year, the first of which shall commence in the 12 month period during which the Worker Member failed to complete 1,000 Hours of Service. In the event of a Termination of Service after completion of one 12 month period with 1,000 Hours of Service, but before completion of an Initial Period of Service, the Worker Member shall receive credit for the 12 month period so completed; and if he shall be reemployed as a Worker Member, he shall commence the computation of his second period on his most recent Date of Hire; provided that if he shall not complete 1,000 Hours of Service in such 12 month period, his computation period shall be based on the Plan Year the first of which shall commence next following this most recent Date of Hire. A Worker Member in the Woodward Governor Recruit Program shall receive credit for one such 12 month period if he shall complete at least 250 Hours of Service and not more than 999 Hours of Service in each of four Plan Years. A Worker Member who is a student in the Irl C. Martin Academy of Industrial Science for a period of six months or more during any Plan Year (or during his first 12 months of employment and successive periods commencing on the anniversary of his Date of Hire) shall receive credit for one such 12 month period if he did not otherwise receive credit during such period.

"Investment Committee" shall have the same meaning as given to such term in Section 15.

"Loan Fund" shall have the same meaning as given to such term in
Section 8.1.

"Member Savings Account" shall have the same meaning as given to such term in Section 8.1

"Net Profit" shall mean the amount earned by the Company for each Fiscal Year as certified by the independent auditor employed by the Company (in accordance with generally accepted accounting principles consistently applied) after deducting from the Company's gross earnings for such Fiscal Year all costs, expenses and charges incurred by the Company, but before any deduction for the following:

(1)	Federal and state income taxes which are based on net rather than gross income.

(2)	The provision for, or payment of, a liability in accordance
with applicable law, the effect of which is to adjust retroactively profits realized in prior years.

(3)	The Company's contribution under this Plan, the Woodward
Governor Company Retirement Income Plan and any other plan maintained by the Company or a Related Company.
Net Profit shall be calculated before the cumulative effect of accounting changes.

"Normal Retirement Age" shall mean age 65.

"Participant" shall have the same meaning as given to such term in subsection 2.1

"Payroll Deferral" shall have the same meaning as given to such term in subsection 4.1.

"Plan" means the Woodward Governor Company Deferred Profit Sharing Plan, as amended and restated.

"Plan Year" shall have the same meaning as is given to such term in subsection 1.4.

"Profit Sharing Contributions" shall have the same meaning as is given to such term in subsection 5.2.

"Related Companies" shall have the same meaning as is given to such term in subsection 1.2.

"Retired Participants" means those Participants who retired on account of reaching Normal Retirement Age or reaching age 55 and completing ten (10) full years of employment with the Company.

"Rollover Contribution" shall have the same meaning as given to such term in subsection 6.1.

"Trust" means the separate Trust created under the Plan by and between the Company and the Trustee.

"Trustee" means Vanguard Fiduciary Trust Company or any successor thereto.

"Vanguard" means the Vanguard Group of Investment Companies.

"Worker Member" means any employee of the Company, or any successor thereto.

"Year of Service" shall have the same meaning as given to such term in subsection 3.1.

SECTION 17
AMENDMENT AND TERMINATION
	Section 17.1.	Amendment.  While the Company expects and intends to
continue the Plan, the Company reserves the right to amend the Plan at any time, provided, that no amendment shall reduce a Participant's benefits to less than the amount he would be entitled to receive if he had resigned from the employ of all of the Company on the day of the amendment. Notwithstanding this subsection 17.1, with respect to officers of the Company who are subject to Section 16 of the Securities Exchange Act of 1934, any provisions relating to their participation in the Plan or the price, timing and amount of contributions or allocations of Company Stock to their Accounts may not be amended more frequently than once every six months, other than to comply with any amendments required under the Code, ERISA or any regulations and rulings thereunder.

	Section 17.2.	Termination.  The Plan will terminate as to all
Worker Members on any day specified by the Company. The Plan will terminate as to the Company on the first to occur of the following:

(a)	the date it is terminated by the Company;

(b)	the date that the Company completely discontinues its
contributions under the Plan;

(c)	the date that the Company is judicially declared bankrupt or insolvent; or

(d)	the dissolution, merger, consolidation or reorganization of the
Company, or the sale by the Company of all or substantially all of its assets, except that, subject to the provisions of subsection 17.3, in any such event arrangements may be made whereby the Plan will be continued by any successor to the Company or any purchaser of all or substantially all of the Company's assets, in which case the successor or purchaser will be substituted for the Company under the Plan.

	Section 17.3.	Merger and Consolidation of Plan, Transfer of Plan
Assets. In the case of any merger or consolidation with, or transfer of assets and liabilities to, any other plan, provisions shall be made so that each affected Participant in the Plan on the date thereof (if the Plan then terminated) would receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit he would have been entitled to receive immediately prior to the merger, consolidation or transfer if the Plan had then terminated.

	Section 17.4.	Notice of Amendment, Termination or Partial
Termination. Affected Participants and Beneficiaries will be notified of an amendment, termination or partial termination of the Plan as required by law.

	Section 17.5.	Vesting and Distribution on Termination and Partial
Termination. On termination of the Plan in accordance with subsection 17.2, on partial termination of the Plan by operation of law, or in the event of a complete discontinuance of Company contributions to the Plan, each affected Participant's benefits will be nonforfeitable. If, on termination or partial termination of the Plan, a Participant remains in the employ of an Employer or a Related Company, the amount of his benefits shall be retained in the Trust until after his termination or employment with all of the Employers and Related Companies and shall be paid to him in accordance with the provisions of Section 12. The benefits payable to an affected Participant whose employment with all of the Employers and Related Companies is terminated coincident with the termination or partial termination of the Plan (and the benefits payable to an affected Participant on partial termination of the Plan) shall be paid to him in accordance with the provisions of Section 12. All appropriate accounting provisions of the Plan will continue to apply until the benefits of all affected Participants have been distributed to them.

	Section 17.6.	Limitation on Right to Amend.  No amendment shall be
made to this Plan which shall:

(a)	change the vesting schedule under the Plan if the
nonforfeitable percentage of the accrued benefit derived from Company Contributions (determined as of the later of the date such amendment is adopted or the date such amendment becomes effective) of any Participant is less than such nonforfeitable percentage computed without regard to such amendment; or

(b)	reduce the accrued benefit of a Participant within the meaning of Section 411(d)(6) of the Code, except to the extent permitted under Section 412(8) of the Code.
EXECUTED at Rockford, Illinois this ____ day of ____________, 1995 to be effective as indicated herein.
WOODWARD GOVERNOR COMPANY
By:
Its:
Attest:

SUPPLEMENT A
TO
WOODWARD GOVERNOR COMPANY DEFERRED PROFIT SHARING PLAN
(Top-Heavy Status)
Application
A-1.  This Supplement A to Woodward Governor Company Deferred
Profit Sharing Plan (the "Plan") shall be applicable on and after the date on which the Plan becomes Top-Heavy (as described in subsection A-4).

Definitions
A-2. Unless the context clearly implies or indicates the contrary, a word, term or phrase used or defined in the Plan is similarly used or defined for purposes of this Supplement
A.

Affected Participant
A-3. For purposes of this Supplement A, the term "Affected Participant" means each Participant who is employed by the Company or a Related Company during any Plan Year for which the Plan is Top-Heavy, provided that such term shall include any Worker Member of the Company who is not a Participant solely because he failed to make the contributions required under subsection 4.1 for that year.

Top-Heavy
A-4. The Plan shall be "Top-Heavy" for any Plan Year if, as of the Determination Date for that year (as described in paragraph (a) next below), the present value of the benefits attributable to Key Worker Members (as defined in subsection A-5) under all Aggregation Plans (as defined in subsection A-
8) exceeds 60% of the present value of all benefits under such plans. The foregoing determination shall be made in accordance with the provisions of section 416 of the Code. Subject to the preceding sentence:

(a)	The Determination Date with respect to any plan for
purposes of determining Top-Heavy status for any plan year of that plan shall be the last day of the preceding plan year or, in the case of the first plan year of that plan, the last day of that year. The present value of benefits as of any Determination Date shall be determined as of the accounting date or valuation date coincident with or next preceding the Determination
Date. If the plan years of all Aggregation Plans do not coincide, the Top-Heavy status of the Plan on any Determination Date shall be determined by aggregating the present value of Plan benefits on that date with the present value of the benefits under each other
Aggregation Plan determined as of the Determination Date of such other Aggregation Plan which occurs in the same calendar year as the Plan's Determination Date.

(b)	Benefits under any plan as of any Determination Date
shall include the amount of any distributions from that plan made during the plan year which includes the Determination Date or during any of the preceding four plan years, but shall not include any amounts attributable to Worker Member contributions which are deductible under section 219 of the Code, any amounts attributable to Worker Member initiated rollovers or transfers made after December 31, 1983 from a plan maintained by an unrelated company, or, in case of a defined contribution plan, any amounts attributable to contributions made after the Determination Date unless such contributions are required by section 412 of, the Code or are made for the plan's first plan year.

(C)Benefits attributable to a participant shall include benefits paid or payable to a beneficiary of the participant, but shall not include benefits paid or payable to any participant who has not performed services for the Company or Related Company during any of the five plan years ending on the applicable
Determination Date.

(d)	The accrued benefit of a Non-Key Worker Member shall be
determined under the method which is used for accrual purposes for all plans of the Company and Related
Companies; or, if there is not such method, as if the benefit accrued not more rapidly than the slowest accrual rate permitted under section 411(b)(1) of the Code.

(e)	The present value of benefits under all defined benefit
plans shall be determined on the basis of a 6% per annum interest factor and the 1984 Unisex Pension Mortality
Table, with a one-year setback.

Key Worker Member
A-5. The term "Key Worker Member" means a Worker Member or deceased Worker Member (or beneficiary of such deceased Worker Member) who is a Key Worker Member within the meaning ascribed to that term by section 416(i) of the Code. Subject to the preceding sentence, the term Key Worker Member includes any Worker Member or deceased Worker Member (or beneficiary of such deceased Worker Member) who at any time during the plan year which includes the Determination Date or during any of the four preceding plan years was:

(a)	an officer of the Company or Related Company with
Compensation in excess of 50 percent of the amount in effect under section 415(b)(1)(A) of the Code for the calendar year in which that year ends; provided, however, that the maximum number of Worker Members who shall be considered Key Worker Members under this paragraph (a) shall be the lesser of 50 or 10% of the total number of Worker Members of the Company and the Related Companies, disregarding excludable Worker
Members under Code section 414(q)(8);

(b)	one of the 10 employees owning the largest interests in
the Company or any Related Company (disregarding any ownership interest which is less than 1/2 of one percent), excluding any Worker Member for any plan year whose Compensation did not exceed the applicable amount in effect under section 415(1)(A) of the Code for the calendar year in which that year ends;

(c)a 5% owner of the Company or of any Related Company; or

(d)	a 1% owner of the Company or any Related Company having
Compensation in excess of $150,000.

Compensation
A-6. The term "Compensation" for purposes of this Supplement A generally means compensation within the meaning of section 415(3) for that year. However, for Plan Years beginning on or after January 1, 1989, solely for purposes of determining who is a Key Worker Member, the term
"Compensation" means compensation as defined in Code
section 414(q)(7).

Non-Key Worker Member
A-7.  The  term  "Non-Key  Worker  Member" means any Worker
Member (or beneficiary of a deceased Worker Member) who is not a Key Worker Member.

Aggregation Plan
A-8. The term "Aggregation Plan" means the Plan and each other retirement plan maintained by the Company or Related
Company which is qualified under section 401(a) of the Code and which:

(a)	during the plan year which includes the applicable
Determination Date, or during any of the preceding four plan years, includes a Key Worker Member as a participant;

(b)	during the plan year which includes the applicable
Determination Date or, during any of the preceding four plan years, enables the Plan or any plan in which a Key
Worker Member participates to meet the requirements of
section 401(a)(4) or 410 of the Code; or

(c)at the election of the Company, would meet the requirements of sections 401(a)(4) and 410 if it were considered together with the Plan and all other plans described in paragraphs (a) and (b) next above.

Required Aggregation
Plan
A-9. The term "Required Aggregation Plan" means a plan described in either paragraph (a) or (b) of subsection A-8.

Permissive Aggregation
Plan
A-10. The term "Permissive Aggregation Plan" means a plan described in paragraph of subsection A-8.

Minimum Contribution
A-11.  For any Plan Year during which the Plan  is  Top-Heavy, the minimum amount of Company contributions, excluding elective contributions as defined in Code section 401(k) allocated to the Accounts of each Affected Participant who is employed by the Company or Related Company on the last day of that year, who is not a Key Worker Member and who is not entitled to a minimum benefit for that year under any defined benefit Aggregation Plan which is Top-Heavy shall, when expressed as a percentage, of the Affected Participant's Compensation, be equal to the lesser of:

(a)	3%; or

(b)	the percentage at which Company contributions (including
Company contributions made pursuant to a cash or deferred arrangement) are allocated to the Accounts of the Key Worker Member for whom such percentage (when expressed as a percentage of Compensation not in excess of $200,000) is greatest.

For purposes of the preceding sentence, compensation earned while a member of a group of Worker Members to whom the Plan has not been extended shall be disregarded. Paragraph (b) next above shall not be applicable for any Plan Year if the Plan enables a defined benefit plan described in paragraph A-8(a) or A-8(b) to meet the requirements of section 401(a)(4) or 410 for that year. Company contributions for any Plan Year during which the Plan is Top-Heavy shall be allocated first to Non-Key Worker Members until the requirements of this subsection A-11 have been met and, to the extent necessary to comply with the provisions of this subsection A-11, additional contributions shall be required of the Company.

Aggregate Benefit Limit
A-12. (a) Subject to the provisions of paragraph (b) of this subsection A-12, for any Plan Year during which the Plan is Top-Heavy, paragraphs (2)(B) and (3)(B) of section 415(e) of the Code shall be applied by substituting "1.0" for "1.25".


(b)	If for any Plan Year the Plan would not be Top-Heavy
under subsection A-4 if "90%" were substituted for "60%" as it appears in that subsection, paragraph A-11 shall be applied by substituting "4%" for "3%" as it appears in that subsection, and paragraph (a) of this subsection A-12 shall not apply.

FIRST AMENDMENT TO THE
WOODWARD GOVERNOR COMPANY
MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN
(As Amended and Restated Effective as of January 1, 1996)

Pursuant to Section 17.1 of the Woodward Governor Company Member
Investment and Stock Ownership Plan (the "Plan"), the Plan is hereby amended effective January 1, 1997 as follows:

1.	Amend the last sentence of Section 2.1 of the Plan to read as follows:

As of the Effective Date each Worker Member, including Worker Members hired on a part-time basis, shall become a Participant in the Plan upon completion of thirty days of service.

SECOND AMENDMENT TO THE
WOODWARD GOVERNOR COMPANY
MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN
(As Amended and Restated Effective as of January 1, 1996)

Pursuant to Section 17.1 of the Woodward Governor Company Member
Investment and Stock Ownership Plan (the "Plan"), the Plan is hereby amended effective January 1, 1997 as follows:

Amend the Plan by adding the following Supplement B to the end thereof:

SUPPLEMENT B
to the
WOODWARD GOVERNOR COMPANY
MEMBER INVESTMENT AND STOCK OWNERSHIP PLAN

(For Worker Members whose accounts were transferred from the Thrift Plan of HSC Controls Inc. or the Retirement Plan of HSC Controls Inc. to the Plan)

With respect to Worker Members, whose accounts were transferred from the Thrift Plan of HSC Controls Inc. or the Retirement Plan of HSC Controls Inc. to the Plan, subsection 12.4 shall be revised as follows:

Section 12.4.	Form of Distribution on Termination of Employment.  The entire value of all vested amounts credited to a Participant as of his Distribution Date (together with any contributions made to the Plan after his Distribution Date but attributable to employment prior to that date) will be distributable to him in the form of a Joint and Survivor Annuity or Preretirement Survivor Annuity; provided that if the Participant shall not be married or if the Participant and his Spouse shall file a Waiver (as defined in subparagrph 12.4(j)) the distribution may be made in such one or more of the following forms:

(a)	Lump Sum.  A Participant may elect to have his benefits paid in one lump sum in cash.

(b)	Installments.  A Participant may elect to have his benefits paid in approximately equal monthly, quarterly or annual installments over a period not exceeding his life expectancy or, if applicable, the joint life expectancies of the Participant and his Beneficiary. Prior to receiving payment in the form of installments, a Participant's outstanding loans under the Plan, together with any accrued interest thereon, shall be treated as a distribution. Subject to the provisions of subsection 12.3, a Participant may elect that, in the event of his death, his benefits will be paid to his Beneficiary or Beneficiaries in annual installments over the remaining period of his original election.
 Each installment shall be charged pro-rata to the Participant's
Accounts unless otherwise elected by the Participant.

(c)	Small Account Balances.  Notwithstanding any other provision of the
Plan to the contrary, if a Participant's vested Account balances are less than $3,500, such balances shall be distributed as soon as practicable after his termination of employment in a lump sum payment.

(d)	Assets Distributable.  Generally, subject to paragraph next above, all distributions from the Member Investment Plan shall be determined by Vanguard using the net asset values of the Participant's investment fund accounts as of the date that authorized distribution directions are received by Vanguard from the Committee, and shall be paid in cash. Distributions attributable to amounts in the Woodward Stock Plan shall be paid in Company Stock; provided, however, a Participant may elect to receive all or part of his distribution in the form of cash; and provided, further, if a Participant elects to receive installment payments, his distribution shall be in cash.

(e)	With respect to the filing of a Waiver of the Joint and Survivor
Annuity, "Election Period" shall mean the period commencing not less than ninety (90) days prior to the Annuity Starting Date (the first day of the first period for which an amount is payable as an annuity) and ending on the Annuity Starting Date; provided that if the Participant shall not be notified of his right to file a Waiver (and to receive Waiver Information) within the first seven (7) days of said Election Period or if he shall properly request Waiver Information and such is not supplied within seven (7) days of his request, the Election Period shall not end (and shall be extended to the extent, if any, that is necessary) prior to the ninetieth (90th) day following the later of the date on which he receives such notice or the date on which he receives the Waiver Information. With respect to the filing of a Waiver of the

Preretirement Survivor Annuity, "Election Period" shall mean the period which begins on the first day of the Plan Year in which the Participant attains age 35 and ending on the date of the Participant's death; provided, that if the Participant terminates employment, the "Election Period" shall begin on the date of termination of employment with respect to the amount of the Participant's accounts on the Accounting
Date coincident with or next preceding the date of termination of employment.

(f)	"Joint and Survivor Annuity" shall mean an Annuity which shall pay equal monthly installments to the Participant for life and upon his death shall provide monthly payments for the life of the Participant's Surviving Spouse in an amount equal to fifty percent (50%) and not more than one hundred percent (100%) of the monthly amount payable to the Participant under such Annuity during the joint lives of the Participant and the Participant's Surviving Spouse.

(g)	"Preretirement Survivor Annuity" shall mean an annuity upon the life of the Participant's Surviving Spouse that shall be purchased with fifty percent (50%) of the balance of the Participant's accounts, determined as of the Accounting Date coincident with or next preceding the date of the Participant's death.

(h)	"Spouse" shall mean the person to whom the Participant was married
(and from whom he was not divorced by decree of court) at the time of reference, provided that the Committee may, but is not required to, rely on the Participant's written statement as to the existence and identity of a Spouse.

(i)	"Surviving Spouse" shall mean a Spouse who was married to the
Participant for the twelve-month period immediately preceding the earlier of the date of the Participant's death, or the Participant's Annuity Starting Date and who is living on the day following the date of the Participant's death.

(j)	"Waiver" shall mean the written election by both the Participant and his Spouse; and which is filed with the Committee during the Election
Period and is not revoked at the time of reference, not to receive his benefit in the form of a Joint and Survivor Annuity or in the form of a Preretirement Survivor Annuity; provided, that each Participant who has not been married throughout the twelve (12) month period immediately preceding his Annuity Starting Date shall be deemed to have filed such a written election (and not have revoked it) within the Election Period.

This Waiver need not be executed by the Spouse if there is no Spouse or if it is established to the Plan representative's satisfaction that the Spouse cannot be located.

(k)	"Waiver Information" shall mean the written explanation from the
Committee to the Participant and his Spouse, prepared in non-technical language, of the terms and conditions of the Joint and Survivor Annuity and/or the Preretirement Survivor Annuity, the financial effect of filing a Waiver upon the Participant's benefit and the Spouse's rights to such benefit, the right to make, and the effect of, the revocation of a Waiver if one has been filed and the rights of the Participant's Spouse to the Joint and Survivor Annuity and the Preretirement Survivor Annuity hereunder. Such Waiver Information with respect to the Preretirement Survivor Annuity shall be provided by the Committee to each Participant within the period beginning on the first day of the Plan Year in which the Participant attains age 32 and ending on the last day of the Plan Year in which the Participant attains age 35.

(l)	Notwithstanding any provision hereof to the contrary, each
Participant who shall have filed a Waiver may file a written revocation of such Waiver with the Committee at any time prior to the close of the Election Period, and may thereafter file a new Waiver prior to the close of the Election Period in the same manner and to the same extent as though no prior Waiver(s), or revocation(s) or reelection(s) thereof, had been filed. Whenever there is reference in this Plan to the filing of a Waiver, or a revocation or reelection thereof, it shall be deemed to refer to the status of the Participant with respect to such filing at the time of reference.



















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